Tida Samalapa
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 379/2003

November 14, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

03037550

RECD S.E.C.
NOV 19 2003
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

SUPPL

11/20

CS023-4-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Management Discussion and Analysis (MD&A)

For the third quarter ended September 30, 2003

Content

	Page
1. Overview	**2**
1.1 An Overview of the Thai Economy in the Third Quarter of 2003	2
1.2 Direction of Business Operations	2
2. Operating Performance and Financial Position Analysis	**4**
2.1 Operating Performance	4
2.2 Financial Position Analysis	6
2.3 Capital Requirements	9
3. Operations of Business Groups	**10**
3.1 Corporate Business Group	10
❑ Change in Operating Environment	10
❑ Business Operations in the Third Quarter	10
3.2 Retail Business Group	11
❑ Change in Operating Environment	12
❑ Business Operations in the Third Quarter	12
3.3 Treasury Group	13
❑ Change in Operating Environment	14
❑ Business Operations in the Third Quarter	14
❑ Operating Performance and Financial Position	14
4. Risk Management and Risk Factors	**15**
4.1 Overall Risk Management	15
4.2 Risk Management	15
❑ Credit Risk Management	15
• Outstanding Loans	15
• Non-performing Loans	16
• Allowance for Doubtful Accounts	17
• Foreclosed Properties	18
• Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited	19
❑ Other Risk Factors	19
5. Functional Groups	**21**
❑ Building for Higher Performance-based Effectiveness	21
❑ Centralized Back Office Reconfiguration Project	21
❑ Credit Services Unit & Centralized Lending Services Project : CSU/CLS	22
❑ IT Security Policy and Implementation	22
❑ IT Outsourcing	23
6. KASIKORN's Investments in Subsidiary and Associated Companies	**24**

1. Overview

1.1 An Overview of the Thai Economy in the Third Quarter of 2003

Although the level of economic activity was unchanged from the previous quarter, the year-on-year growth continued to be moderate as a result of comparison to a high base. Key indicators include:

- While the value of exports in U.S. dollars was higher than the second quarter, exports registered a year-on-year growth rate of 11.00 percent in the third quarter, compared to 16.81 percent in the previous quarter.
- In tandem with exports, import growth softened to 11.80 percent in the third quarter, down from 12.14 percent in the previous quarter, despite registering a higher value in U.S. dollars in the third quarter.
- The softening in exports resulted in a trade surplus of USD838 million in the third quarter, compared to USD1.44 billion in the second quarter.
- Manufacturing production also slowed. The growth in the Manufacturing Production Index dropped to 9.00 percent in the third quarter from 13.97 percent in the previous quarter. This moderation was broad-based, covering key sectors, such as food, beverages, vehicles and equipment, and electronics and electrical products.
- However, tourism registered a rebound after being hard hit by the SARS epidemic in the previous quarters. The number of tourists rose 0.10 percent in the third quarter, compared to a 40.00 percent contraction in the second quarter.

Due to the softening in exports and manufacturing production, we expect Thailand's Gross Domestic Product to grow at a rate of around 5.60 percent in the third quarter, down from 5.78 percent in the second quarter and 6.69 percent in the first quarter.

The slow down in economic activity has sustained excess liquidity in the system and led commercial banks to cuts deposit and loan interest rates in June and July.

1.2 Direction of Business Operations

During the third quarter of 2003, KASIKORNBANK continued to improve business operations by using the Balance Scorecard concept as a tool to achieve our goals with efficiency and flexibility. Operational performance is tracked and analyzed, and targets adjusted to reflect the changing business environment. To enhance opportunities and potential growth, the Bank also continues to pursue and closely monitor the strategic programs implemented since 2000.

The Bank strongly believes that conducting operations in accordance with world-class good corporate governance standards are critical to reach the Bank's primary objective of maximizing shareholder and stakeholder value. To achieve this, the Bank regularly monitors risk and revises our operations to comply with government regulations. The Bank has also developed guidelines for management

audits, which will be implemented in 2004. On July 21; 2003, the Bank received three awards for good management and corporate governance in the "SET AWARD 2003", held for the first time by the Stock Exchange of Thailand (SET) and Money and Banking Magazine. These awards included:

1. "Best Corporate Governance Report Award" for listed firms with outstanding corporate governance reporting in accordance with SET regulations.
2. "Best Performance Award" for listed companies in various industries having distinguished financial position and operations in 2002. The Bank was selected as the company having the best performance in the financial industry.
3. "Best Chief Executive Officer Award" for the CEO who has demonstrated great vision, clearly set the company's goals and strategies, and achieved remarkable financial management, while also contributing to society.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

▫ Operating Performance for the Third Quarter of 2003

Operating Performance

(Million Baht)

	Q3-2003	Q2-2003	Q3-2002
Income from interest and dividends	8,044	8,275	9,288
Interest expenses	3,013	3,508	4,331
Net income from interest and dividends	5,031	4,767	4,957
Bad debts and doubtful accounts (reversals)	(2,257)	(3,525)	(609)
Losses on debt restructuring	2,749	2,889	896
Normalized provisions	200	200	200
Non-interest income	1,866	7,174	1,621
Non-interest expenses	4,249	4,134	4,231
Income tax expense	20	1	(26)
Minority interest in net income	(8)	(6)	(5)
Net Income	**1,928**	**8,236**	**1,881**

For the third quarter, the Bank's consolidated net income was Baht 1,928 million, decreasing by Baht 6,308 million, or 76.60 percent, from the second quarter. However, this amount remained close to the level in the same period of last year. The quarter-on-quarter decrease was due to a drop in non-interest income amounting to Baht 5,308 million, which was due to comparison with the higher-than-usual base of the second quarter, resulting from gains in reclassification of investments totaling Baht 2,950 million, following the BoT's directives. This new practice led to an increase in non-interest income in the second quarter.

Further depressing non-interest income in the third quarter was a decrease in gains on exchange, amounting to Baht 146 million, mainly due to realized profits from the closing of foreign branches in the second quarter. Also contributing to the decrease in non-interest income in the third quarter was a decline in gains on investments.

Net Income from Interest and Dividends

For the third quarter of 2003, the Bank's consolidated net income from interest and dividends was Baht 5,031 million, rising by Baht 265 million, or 5.55 percent, over the second quarter. This was due to interest rate cuts, which, despite leading to a drop in interest and dividend income, but reduced interest expenses by a much greater amount, as the deposit base was larger than the loan base. Also helping to raise interest and dividend income was an increase in interest and dividend income from restructured debts, together with increased interest and dividend income from new loan extensions.

Compared to the same period of last year, net income from interest and dividends increased by Baht 74 million, or 1.50 percent. This was also due to interest rate cuts.

Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, to facilitate analysis and monitoring of the Bank's allowance for doubtful accounts, doubtful accounts are divided into the following 3 categories:

- Allowances for doubtful accounts on normal loans based on BoT regulations.
- Allowances for doubtful accounts, which are among other classified loans, as well as the revaluation allowance for debt restructuring according to BoT regulations, and allowances maintained in excess of BoT regulations.
- Normalized provisions.

Previously, in accordance with BoT regulations, the Bank set a target for allowances on normal loans of 1%, which is already included in the total allowances for doubtful accounts. However, from this quarter onward, the Bank will also set aside an allowance for this category in proportion to net incremental normal loans, using the level of normal loans as of June 30, 2003, as the reference point for calculations. As a result, in the third quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 211 million, following an increase in normal loans from Baht 393,791 million as of June 30, 2003, to Baht 414,864 million as of September 30, 2003.

Regarding normalized provisions, the Bank has targeted normalized provisioning of 0.50 percent of total loans for both performing and non-performing loans. Normalized provisioning has been gradually accumulated on a quarterly basis starting from the second quarter of 2002. For the third quarter of 2003, the Bank set up normalized provisions of Baht 200 million, resulting in an accumulated amount of Baht 1,400 million as of the end of September 2003.

Non-interest Income

For the third quarter of 2003, the Bank's consolidated non-interest income was Baht 1,866 million, decreasing by Baht 5,308 million, or 73.99 percent, from the second quarter. This was due to comparison with the high base of the second quarter, generated from gains on reclassification of investments totaling Baht 2,950 million, following the aforementioned new BoT regulations.

Also contributing to the decrease in non-interest income were declines in gains on

investments and gains on exchange amounting to Baht 2,183 million and 146 million, respectively. Decreased gains on investments were due to a less active capital market in the third quarter as compared to the second quarter. The buoyant capital market in the second quarter led to higher profits on the sales of bonds and securities, increased value of investments in some securities, and lower allowances for impairment of investments in securities. As for gains on exchange, the decrease was mainly due to realized profits from the closing of foreign branches in the second quarter.

Compared to the same period of last year, the Bank's consolidated non-interest income increased by Baht 245 million, or 15.11 percent. The rise was attributed to an increase in gains on exchange of Baht 217 million. Also leading to the rise in non-interest income was an increase in fee and service income amounting to Baht 161 million, mainly due to increased fee and service income from letters of guarantees and loans.

❑ Non-interest Expenses

The Bank's consolidated non-interest expenses in the third quarter of 2003 were Baht 4,249 million, rising by a total of Baht 115 million, or 2.77 percent, from the second quarter. The increase was due to a rise in fee and service expenses amounting to Baht 154 million, mainly due to increased credit card transactions. Also contributing to the rise in non-interest expenses was an increase in losses on impairment of foreclosed properties totaling Baht 95 million, resulting from the transfers of assets from mortgage settlement and the acquisition of assets from public auctions under court ruling.

As for year-on-year comparison, the Bank's consolidated non-interest expenses in the third quarter of 2003 were close to the level in the same period of last year.

2.2 Financial Position Analysis

❑ Assets

As of September 30, 2003, the Bank's total consolidated assets were Baht 811,473 million, increasing by Baht 14,001 million, or 1.76 percent, from the second quarter. Compared to the same period of last year, this amount was up by Baht 45,881 million, or 5.99 percent. The items having significant changes are as follows:

- Loans, as of September 30, 2003, were at Baht 524,025 million, rising by Baht 9,187 million, or 1.78 percent, from the second quarter. This followed an increase in net-of-repayment loans totaling Baht 12,400 million, offsetting the write-off of bad loans from debt restructuring and legal liquidation of Baht 1,775 million.
- Securities purchased under resale agreements, as of the end of September 2003, were Baht 55,000 million, increasing by Baht 5,000 million, or 10.00 percent, over the second quarter. This rise was due to the Bank's increased liquidity.
- Forward exchange contract revaluation, as of September 30, 2003, stood at Baht 6,261 million, increasing by Baht 4,403 million from the previous

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quarter. This was due to the stronger Baht, which led to an increase in the value of forward exchange contracts as compared to the value at the report date, while not affecting the Bank's profits, as the Bank maintained sound squared-position transactions.

- Interbank and money market items, as of September 30, 2003 totaled Baht 89,574 million, decreasing by Baht 7,577 million, or 7.80 percent, from the second quarter. This decrease was due to the use of the Bank's due deposits abroad to purchase securities under resale agreements and government bonds.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of September 30, 2003, were Baht 763,444 million, increasing by Baht 12,712 million, or 1.69 percent, from the second quarter. Compared to the same period last year, the amount rose by Baht 31,958 million, or 4.37 percent. The liabilities that changed significantly were deposits, which rose by Baht 12,584 million, or 1.86 percent, over the second quarter. The increased deposits were mainly in savings accounts.

As of September 30, 2003, total shareholders' equity was Baht 48,029 million, increasing by Baht 1,289 million, or 2.76 percent, over the second quarter. This was due to a decrease in retained losses of Baht 1,970 million, following an increase in the Bank's consolidated net income of Baht 1,928 million in the third quarter. Compared to the same period of last year, total shareholders' equity increased by Baht 13,923 million, or 40.82 percent, also due to a decline in retained losses.

Financial Position

(Million Baht)

	Sep 30, 2003	Jun 30, 2003	Sep 30, 2002
Assets	811,473	797,472	765,592
Liabilities and Shareholders' Equity			
- Total liabilities	763,444	750,732	731,486
- Total shareholders' equity	48,029	46,740	34,106
Total Liabilities and Shareholders' Equity	811,473	797,472	765,592

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of impairment of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of September 2003, June 2003, and September 2002, are as follows:

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(Million Baht)

Type of Investments	Sep 30, 2003	%	Jun 30, 2003	%	Sep 30, 2002	%
Debt Instruments	**143,245**	**94.09%**	**141,254**	**92.62%**	**130,256**	**87.89%**
Government and State Enterprise Securities						
• Trading Investments	4,791	3.15%	4,475	2.94%	8,812	5.96%
• Available-for-sale Investments	80,903	53.14%	69,363	45.48%	57,524	38.81%
• Held-to-maturity Investments	28,129	18.48%	23,262	15.25%	29,188	19.69%
Private Enterprise Debt Instruments						
• Trading Investments	169	0.11%	276	0.18%	74	0.05%
• Available-for-sale Investments	3,781	2.48%	2,978	1.95%	4,834	3.26%
• Held-to-maturity Investments	795	0.52%	1,580	1.04%	368	0.25%
Foreign Debt Instruments						
• Available-for-sale Investments	18,553	12.19%	20,411	13.38%	12,649	8.53%
• Held-to-maturity Investments	6,124	4.02%	18,909	12.40%	16,807	11.34%
Equity Securities	**8,853**	**5.81%**	**11,112**	**7.29%**	**17,737**	**11.97%**
Available-for-sale Investments	1,399	0.92%	1,741	1.14%	2,001	1.35%
General Investments	6,182	4.06%	8,083	5.30%	14,479	9.77%
Investments in Subsidiary and Associated Companies	1,272	0.83%	1,288	0.85%	1,257	0.85%
Other	**150**	**0.10%**	**141**	**0.09%**	**214**	**0.14%**
Total Investments – Net	**152,248**	**100.00%**	**152,507**	**100.00%**	**148,207**	**100.00%**

❑ Capital Investments

For the third quarter, most capital investments were for investments in information technology (IT) totaling Baht 526 million, which were undertaken as part of the Bank's strategic plan to improve our database and migrate to a new IT platform. Other capital investments of Baht 59 million was also made to enhance service efficiency.

❑ Liquidity

Cash and Cash equivalents, according to the Bank's consolidated financial statement at the end of September 2003 totaled Baht 8,316 million, increasing by Baht 1,448 million from the end of 2002, due to the following activities:

- Net Cash used in operating activities totaled Baht 4,674 million, as a result of changes in key operating assets and liabilities. Securities purchased under resale agreements increased by Baht 36,600 million, while loans and deposits showed a rise by Baht 19,988 million and 38,845 million, respectively. However, interbank and money market items (in the asset side) decreased by Baht 5,306 million.
- Net Cash from investment activities was Baht 3,244 million. This amount comprises cash received from disposal of available-for-sale investments of Baht 23,490 million, redemption of debt instruments held to maturity of Baht 51,007 million, cash payment for available-for-sale investments of Baht 47,072 million, as well as cash payment for debt instruments held to maturity of Baht 23,953 million.
- Net Cash used in financial activities totaled Baht 18,216 million.

2.3 Capital Requirements

- **Capital Funds**

As of September 30, 2003, the Bank and its subsidiaries had a capital base of Baht 82,939 million, comprising Tier-1 capital totaling Baht 56,871 million and Tier-2 capital totaling Baht 26,068 million. The capital adequacy ratio of the Bank and its asset management companies equaled 15.64 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent. Details are as follows:

Capital Adequacy Ratios*

	Sep 30, 03	**Jun 30, 03**	**Mar 31, 02**	**Dec 31, 02**	**Sep 30, 02**
Tier-1 Capital	10.73%**	8.82%	8.27%	8.44%	8.48%
Tier-2 Capital	4.92%	5.05%	5.01%	5.90%	5.84%
Total Capital Requirements	15.64%**	13.87%	13.28%	14.34%	14.32%

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Board of Directors, per Bank's regulations. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, in the case of a net loss, the loss must be deducted from capital immediately.

** Not including third quarter profits as of September 30, 2003. Should third quarter net profits, as of September 30, 2003, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 11.09 percent and 16.01 percent, respectively.

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3. Operations of Business Groups

3.1 Corporate Business Group

The Corporate Business Group provides service to customers with sales volumes over Baht 50 million. To better serve customer needs, the Corporate Business Group divides its customers into 3 segments: large corporate, medium corporate, and small corporate segments. The main products of the group include loans, trade finance, cash management services, foreign exchange, corporate finance, and securities services.

▫ Changes in Operating Environment

During the third quarter of 2003, despite expansion in the manufacturing sector and recovery in the tourism sector following the end of the SARS epidemic, continued excess liquidity led commercial banks to cut their interest rates. From the end of the second quarter and, into the early third quarter, MLR rates were reduced by approximately 1.0 percent, thereby helping to boost large corporate short-term loan demand. Commercial banks also continued to utilize various strategies to increase fee-based income to strengthen their income base.

▫ Business Operations in the Third Quarter

During the third quarter, the Bank employed various strategies, including developing products, offering a full range of services, and establishing sound relationships with each customer group. In the large corporate group, the Bank achieved our loan expansion targets and gained new customers, resulting in an increase in fee-based income, especially from domestic credit products, letters of indemnity-borrowing, and foreign exchange services. In the medium corporate segment, expansion of corporate finance services for this customer group helped the Bank gain higher fee-based income and grow our trade finance operations. Regarding the small corporate group, although strong interest rate competition led to a slight reduction in the interest rate spread, the Bank was able to maintain our loan and fee-based income growth. One of the strategies used to maintain good relationship with customers was the organization of various seminars aimed at providing information related to customers' businesses.

During the third quarter, the Bank started 3 additional Business Banking Centers in Bangkok and the Metropolitan Region, making a total of 19 Centers, 16 of which were opened during the second quarter. The Bank is planning to open a total of 26 Centers by the end of 2003.

In addition to seeking new customers and initiating a new range of products, other strategies, classified by product group, are as follows:

- **Trade Finance**

To facilitate the credit approval process, the Bank has set up a system that allows customers to download a credit application form from the Internet. Marketing campaigns were employed to attract new customers and enhance transactions from existing customers. In addition, the Bank is planning to establish additional

international business service centers in areas with good potential during the fourth quarter of 2003 to better reach customers in those regions.

- **Corporate Finance**

Low interest rates have led corporate businesses to switch their funding to capital market instruments, including bond issues, totaling more than Baht 100 billion during the first nine months of 2003. Although the active bond market has lured many financial institutions into the broker-dealer business, the Bank continued to be one of the top three brokers with the largest market share of both private and public bonds listed at the Thai Bond Dealing Center (TBDC). To improve our syndicate loans position, the Bank has introduced new capital market products and designed a credit structure that fits each business group's needs.

- **Foreign Exchange Service**

The Bank is developing financial derivative instruments, expected to be launched by the fourth quarter of 2003. These instruments will help reduce exchange rate and interest rate risks faced by a wide range of customers. At the same time, the Bank will focus on training the staff of each Business Banking Center to enhance the efficiency of services.

- **Cash Management**

To enhance the quality of service, the Bank has expanded our service features, including online banking and a new payment system that allows payers to review statements and process payments through the Bank's electronic system. This service will help speed up the clearing process and enable recipients to access accurate payment information. The Bank also utilizes a two-step password system to promote greater transaction security.

- **Securities Services**

Despite intense competition in the securities business, the Bank increased our market share of custodial services for mutual funds, especially in property funds and custodial services. Strategies employed include competitive pricing schemes and various services offered through the Bank's electronic channels. In addition, following the new BoT regulations permitting investments in foreign securities, the Bank has prepared to extend our custodial services to provident funds, mutual funds, and other institutions. The Bank achieved higher fee-based income, generated from increased secured-debenture holder agent services, registrar services for debt instruments and bills of exchange of companies with sound credit histories, and sales and underwriting bonds and debentures of state enterprises. However, fee-based income from agent services in syndicated loans and loan coordinator services were below target, as some large corporate businesses shifted to alternative funding instruments. To accommodate this trend, the Bank is focusing on increasing our staff skills and knowledge on capital markets and the securities business.

3.2 Retail Business Group

The Retail Business Group is responsible for developing and managing customer relationships with retail businesses and individual customers. Based on monthly sales or income, customers are divided into 4 segments: owner-operators, platinum

customers, middle-income customers, and transactors. To meet demands of each customer segment, Retail Business offers a wide variety of products, including retail business lending, consumer loans, credit cards, as well as deposit and fee-based products. Sales and service channels used include direct sales teams, the branch network, customer service centers, and electronic channels.

▫ Changes in Operating Environment

During the third quarter of 2003, the competition in retail business remained strong, evidenced in a series of interest rate cuts during June and July and the utilization of various marketing campaigns. Retail business lending and housing loans were boosted by the government's SME lending and property stimulus measures. As the economy recovers and interest rates are expected to remain low, intense competition in housing loans will continue.

Following slow growth in credit card products due to the outbreak of the SARS and US-led war on Iraq, credit card issuing businesses have established a variety of new marketing strategies to encourage credit card spending. These strategies include discounts, gifts, interest-free periods, as well as higher security in repayment via the E-commerce systems and changes of credit card design and size, which have been successful in other countries. Furthermore, business allies such as Visa International and Mastercard also arranged marketing campaigns in cooperation with government's organizations and leading department stores.

As for the competition to increase share of card accepting stores, credit card businesses have employed pricing schemes and Electronic Data Capture machines (EDC) to handle a new card called Chip Card, which will be used in the near future. At the same time, the purchase of sales slips incurred from transactions both domestic and overseas increased in line with the recovery in some business sectors, due to improved situations abroad and the government's tourism stimulus measures.

❑ Business Operations in the Third Quarter

During the third quarter, the Bank initiated several proactive strategies, including the first Platinum Signature Center, five additional In-Store branches, two additional Coffee Banking, and two additional New Look & Feel sites. The Bank also extended business days of two additional branches to a 7-day schedule.

Other business operations classified by products are as follows:

- **Retail Business Lending**

During the third quarter, the Bank has improved retail business lending products, while extending the B&P Fixed Rate Loan offering period. To support SME businesses and to encourage more transactions, the Bank has also increased the credit line on guaranty contracts for SME loans, which are underwritten by the Small Industrial Finance Cooperation (SIFC).

- **Housing Loans**

To promote growth in housing loans, the Bank employed product-based sales force and a service rate reduction, while creating good relationships with real estate companies and seeking new project allies. The Bank also continues to organize marketing campaigns to expedite housing loan demand, especially before the expiration of the government's property stimulus measures.

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- **Credit Card Products**

To expand our customer base, the Bank has utilized various techniques, including the establishment of competitive programs for credit card agents, the introduction of the Platinum Signature Card to Platinum customers, as well as new product launchings in cooperation with existing and new business allies such as Thammasat University. The Bank also initiated new sales promotion strategies such as annual fee waivers for customers with sound repayment records and marketing campaigns in cooperation with stores, mobile phone distributors, and leading department stores.

As for the expansion of share of card-accepting stores, the Bank has developed the EDC Network, which connects with the computer networks (LAN) of large-scale stores and their branches. Full-range services were offered to large corporate customers in cooperation with the corporate business group or business allies. These strategies helped increase the Bank's card-accepting store growth, compared with the second quarter. Aiming to sustain such growth, the Bank has also implemented new technology to be ready to handle new types of credit cards and installments through EDC machines.

- **Internet Banking**

To improve Internet Banking services, the Bank offers Internet Banking for transactors and KBANK e-BizLink for business customers. As for e-Commerce & m-Commerce services, the Bank is in the process of improving the security of the Payment Gateway system (VISA3D) and repayments via mobile phone systems, expected to be completed by the end of 2003.

Regarding K-BANK e-Phone service, the Bank provides bill payment facilities via mobile phone systems for firms and stores through deduction of the payment amount from payers' current or saving accounts. To increase customers' information security and prevent fraudulent transactions on lost cards, the Bank has improved the inward remittance inquiry process and developed a special menu to handle transactions related to credit card suspension.

- **Deposit and Fee-based Products**

To comply with the Anti-Money Laundering Act and to reduce cash transaction reports, while facilitating the transferal process, the Bank has modified deposit slips, withdrawal slips, and receipts for loan account repayment. To expand our customer base, the Bank has organized various sales promotion campaigns for Debit and Visa cards, while processing repayments to the TOT Corporation and to the Metropolitan Electricity Authority through the Bank's electronic channels, starting on August 1 and 15, respectively.

3.3 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equities, and derivatives. The goal is to manage investments to achieve maximum benefit within appropriate risk levels and in line with the Bank's policies and governing authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies and BoT requirements. The Group manages investments for trading purposes, which are generally short-term investments, to provide services to customers, while conducting financial instrument transactions for trading purposes in the area of foreign exchange, debt instruments, and derivative instruments.

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- **Changes in Operating Environment**

During the third quarter of 2003, the Bank's liquidity continued to increase. At the same time, rates of return both domestic and overseas continued to move lower, due to reduction in interest rates by the Bank of Thailand and the Federal Reserve at the end of the second quarter. This has led to a downward pressure in the Bank's interest income.

- **Business Operations in the Third Quarter**

As Treasury business transactions remained capped by declining interest rates, investment strategies during the third quarter of 2003 continued to focus on investments that yielded maximum benefit within acceptable risk levels. The group developed derivative instruments and established bilateral repurchase transactions with the BoT. As for capital market investments, the Bank continues to follow the existing strategy of not expanding investments in equities, while reducing portfolios when the opportunity arises. For fixed income securities, the strategy is to adjust the investment scale in line with the current market situation.

- **Operating Performance and Financial Position**

As of September 30, 2003, total investments of the Treasury Group were Baht 276,356 million, decreasing by Baht 6,005 million, or 2.13 percent, from the end of 2002. Compared to the second quarter, the Group's total investments increased by Baht 3,975 million, or 1.46 percent.

During the first nine months of 2003, the Treasury Group's income totaled Baht 8,138 million, rising by Baht 497 million, or 6.50 percent, over the same period in the previous year. This was due to an increase in non-interest income of Baht 1,853 million, mainly from increases in gains from foreign exchange and debt instruments. However, interest and dividend income declined by Baht 1,356 million, as a result of continuously declining market returns.

As for the third quarter of 2003, the Group had total income of Baht 1,963 million, down by Baht 1,653 million, or 45.72 percent, from the second quarter. This was partly due to a decrease of Baht 295 million in interest and dividend income, following declines in interest rates. Also contributing to this quarter-on-quarter decrease was a decline in non-interest income of Baht 1,358 million, as the Bank received significantly lower gains from investments in debt instruments.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	9M-2003	Q3-2003	Q2-2003	Change during Q2-Q3, 2003	
					Million Baht	Percentage change
Money Market	**34%**	**2,736**	**789**	**1,003**	**(214)**	**(21.35%)**
Interest income	21%	1,681	492	609	(117)	(19.20%)
Non-interest income	13%	1,055	297	394	(97)	(24.67%)
Capital Market	**66%**	**5,402**	**1,174**	**2,613**	**(1,439)**	**(55.07%)**
Interest income	42%	3,437	1,026	1,203	(177)	(14.76%)
Non-interest income	24%	1,965	148	1,410	(1,262)	(89.49%)
Total	**100%**	**8,138**	**1,963**	**3,616**	**(1,653)**	**(45.72%)**

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4. Risk Management and Risk Factors [1]

4.1 Overall Risk Management

In order to maximize sustainable returns to shareholders, the Bank has developed a risk management framework under the supervision of the Board of Directors, the Audit Committee, the Risk Management Committee, the Assets and Liabilities Management Sub-committee, and the Credit Policy Committee. Day-to-day responsibility for measuring and monitoring all related risk incurred by the Bank is delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools to convert all related risk into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital in such a way that properly reflects returns and risk levels.

4.2 Risk Management

❑ Credit Risk Management

- **Outstanding Loans**

As of end of September 30, 2003, the Bank's consolidated outstanding loans stood at Baht 524,025 million, increasing by 3.52 percent over the amount of Baht 506,203 million at the end of 2002. As for quarter-on-quarter comparison, consolidated outstanding loans increased by 1.78 percent over the amount of Baht 514,838 million in the second quarter. The increase was attributable to the Bank's proactive credit extension strategies, together with the economic recovery, as well as gains on reclassification of investments in receivables, particularly restructured loans, in accordance with the Bank of Thailand's directives FPG.(31)C.29/2546, dated February 27, 2003, and BOT.FPG.(31)C.2775/2545, dated December 3, 2002.

At the end the third quarter of 2003, 51.03 percent of the Bank's outstanding loans to customers were loans over Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies, accounted for Baht 35,439 million or 7.02 percent of the Bank's total loans portfolio. In the breakdown of loans by customer type, business entities accounted for Baht 285,558 million or 56.56 percent of outstanding loans, while personal loans accounted for the remaining 43.44 percent. In terms of maturity, credit aging less than 1 year accounted for 68.83 percent of the Bank's total loans.

---

[1] The details of the overall Risk Management framework, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from notes to financial statements for the period ended June 30, 2003 and the MD&A report for the year ended December 31, 2002.

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Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit amount
As of September 30, 2003
48.97
51.03
As of December 31, 2002
50.25
49.75
Business entities
Individual
Type of customer
As of September 30, 2003
56.56
43.44
As of December 31, 2002
58.06
41.94
Less than 1 Year
Over 1 Year
Credit maturity
As of September 30, 2003
68.83
31.17
As of December 31, 2002
68.89
31.11
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of September 2003 and end of 2002 were as follows:

Consolidated Lending Portfolio (including accrued interest receivables)


As of September 30, 2003
Other
6.92 %
Agricultural & Mining
3.36 %
Housing Loan
10.61 %
Utilities & Services
11.64 %
Real Estate & Construction
8.05 %
Manufacturing & Commerce
59.42%
As of December 31, 2002
Other
7.41 %
Agricultural & Mining
3.33 %
Housing Loan
8.34 %
Utilities & Services
12.49 %
Real Estate & Construction
8.46 %
Manufacturing & Commerce
59.97 %

The Bank formally reviews our loan portfolios on a monthly basis, focusing on overall performance as well as each industry and business group's performance in terms of growth and quality.

- **Non-performing Loans**

As of September 30, 2003, the Bank's NPLs (using the BoT's new definition as in their Directive, dated January 16, 2003) stood at Baht 79,495 million, equal to 15.65 percent of the total outstanding credit (including financial institutions). This amount decreased from Baht 85,387 million in the second quarter of 2003 and Baht 99,341 million from the same period of last year, accounting for 17.23 and 20.08 percent of the total outstanding credit (including financial institutions), respectively. The Bank's NPLs over the past five quarters (with historical NPLs restated in accordance with the BoT's new definition for comparison purposes) are shown in the table below.

(Million Baht)

Quarter ended	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002
NPLs at end of the quarter	79,495	85,387	91,172	92,482	99,341
Percentage of total outstanding credit (including financial institutions)	15.65%	17.23%	18.38%	18.46%	20.08%

In the third quarter, the Bank entered into debt restructuring agreements totaling Baht 12,367 million of pre-written-off outstanding credit, increasing over the level in the previous quarter, but decreasing from the level in the same period last year. The details of debt restructuring, losses from debt restructuring, and assets owned through debt restructuring, compared for the past five quarters are shown in the following table.

(Million Baht)

Quarter ended	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002
Debt restructuring	12,367	20,502	17,603	13,117	10,597
Losses from debt restructuring	1,932	2,540	3,623	1,959	717

- **Allowance for Doubtful Accounts**

The Bank has a policy to provide an allowance for doubtful accounts for total loans above BoT minimum requirement. Furthermore, since 2002, the Bank has set aside normalized provisioning apart from the allowance for doubtful accounts equal to 0.5% of total loans to accommodate unforeseen losses. This additional provisioning amounts to Baht 200 million per quarter.

From the third quarter of 2003 onward, to facilitate analysis and monitoring of the Bank's allowance for doubtful accounts, doubtful accounts are divided into the following 3 categories:

- Allowances for doubtful accounts on normal loans based on BoT regulations.
- Allowances for doubtful accounts, which are among other classified loans, as well as the revaluation allowance for debt restructuring according to BoT regulations, and allowances maintained in excess of BoT regulations.
- Normalized provisions.

Previously, the Bank set a target for allowances on normal loans of 1%, in accordance with BoT regulations, and this is already included in the total allowances for doubtful accounts. However, from this quarter onward, the Bank will set aside an allowance for this category in proportion to net incremental normal loans, using the level of normal loans as of June 30, 2003, as the reference point for calculations. As a result, in the third quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 211 million, following an increase in normal loans from Baht 393,791 million as of June 30, 2003, to Baht 414,864 million as of September 30, 2003.

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As of September 30, 2003, the Bank's allowances for doubtful accounts stood at Baht 51,924 million. The amount accounted for 10.23 percent of total outstanding credit, which was equivalent to 140.74 percent of the level required by the BoT. The percentage of allowances for doubtful accounts to outstanding NPLs was 65.32 percent. Current allowances are believed to be adequate to absorb potential losses from debt restructuring, relapses in performing restructured loans, the depreciation in collateral value, as well as losses in debt restructuring on borrowers, whose accounts the Bank has transferred to the Thai Asset Management Corporation. The Bank's allowances for doubtful accounts over the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002
Allowance for doubtful accounts	**51,924**	53,083	55,554	59,013	61,057
Allowance as percentage of total outstanding credit	**10.23%**	10.71%	11.20%	11.78%	12.34%
Allowance as percentage of NPLs	**65.32%**	62.17%	60.93%	63.81%	61.46%

Note: For comparison purposes, the allowances for doubtful accounts of the quarter ended September 30, 2002, were restated in accordance with the BoT's new definition for NPLs, by adding back the amount of written-off doubtful loans and allowance for doubtful loans.

- **Foreclosed Properties**

As of September 30, 2003, the Bank's total book value of foreclosed properties was Baht 15,151 million, accounting for 1.87 percent of the Bank's total assets. This ratio rose over the second quarter, but dropped from the same period in the previous year, as the increased value of the Bank's total assets was higher than the increased value of foreclosed properties acquired. The Bank's foreclosed properties over the past five quarters and the composition of this portfolio are shown below.

(Million Baht)

Quarter ended	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002
Foreclosed properties at end of the quarter	15,151	14,569	14,599	15,103	14,866
Percent of the Bank's total assets	1.87%	1.83%	1.88%	1.99%	1.94%
Allowances for impairment of foreclosed properties	3,622	3,648	3,705	4,034	3,770
Percent of foreclosed properties	23.91%	25.04%	25.38%	26.71%	25.36%
Foreclosed properties sold	749	530	1,109	733	612
Losses from sales of foreclosed properties	(113)	(55)	(296)	(104)	(104)
Percent of foreclosed properties sold	15.09%	10.38%	26.66%	14.22%	16.94%

AV

As of September 30, 2003, allowances for impairment of foreclosed properties stood at Baht 3,622 million, accounting for 23.91 percent of the book value of foreclosed properties. This ratio dropped from 25.04 percent in the previous quarter. Current allowances are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties.

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of September 30, 2003, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 31,109 million, or 48.04 percent of the total initial unpaid principal balance, with an expected recovery rate of 56.00 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 28,109 million, or 68.24 percent of the total initial unpaid principal balance, with an expected recovery rate of 73.00 percent. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	**Sep 30, 2003**	**Jun 30, 2003**	**Mar 31, 2003**	**Dec 31, 2002**	**Sep 30, 2002**
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	31,109	30,058	28,362	27,825	28,109
Percent of the total initial unpaid principal balance	48.04%	46.42%	43.80%	42.97%	43.41%
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	28,109	27,183	27,055	26,365	24,637
Percent of the total initial unpaid principal balance	68.24%	65.99%	65.68%	64.01%	60.00%

❑ Other Risk Factors

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, and avals on notes. Such transactions are considered by the Bank as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of September 2003, the Bank's contingent obligations were Baht 45,856 million, compared to Baht 44,128 million at the end of December 2002.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank acts as an intermediary in foreign exchange and derivative instrument

markets by making various forward exchange contracts and derivative instrument trading contracts with financial institutions domestically and abroad, as part of the Bank's risk hedging services. The Bank's policy provides that it does not enter into foreign exchange contracts or derivative transactions for speculation without a customer's direct underlying transaction. As of September 30, 2003, the Bank had foreign exchange contracts on the purchase side of Baht 53,174 million, with Baht 169,938 million on the sales side, compared to Baht 48,819 million and Baht 172,535 million, respectively, at the end of 2002. In addition, at the end of the third quarter, the Bank had interest rate contracts on the purchase side of Baht 15,914 million and Baht 15,914 million on the sales side, compared to Baht 11,559 million and Baht 11,559 million, respectively, at the end of 2002.

- **Risks Related to Capital Adequacy**

As of September 30, 2003, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 15.64 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank also monitors capital closely, as it fluctuates with the Bank's operations.

5. Functional Groups

The Bank has developed several projects to improve overall operating performance. These projects focus on human resources, back office reconfiguration, credit services, and information technology.

❑ Building for Higher Performance-based Effectiveness

With the objective of being a performance and competency based organization, the Bank has implemented the PRO (Performance, Reward, and Opportunity) project and has initiated the Managing High Performance (MHP) course, which provides guidelines in performance planning, evaluation and feedback. To promote performance assessment effectiveness, job structures were redefined and job titles were changed to better fit current business situations.

The Bank has also established the Career Opportunity and Career Path program for each individual business unit and job family to align employee's work plans with the Bank's goals. The Competency Development System, consisting of development tools and an inventory of employees' skills, has been implemented to help employees evaluate their competencies and develop plans for professional growth. The system will also facilitate skill assessment at the organizational level, thereby helping to identify matters needing to be improved, while providing training courses that best fit with each employee's needs.

❑ Centralized Back Office Reconfiguration Project

Under the Centralized Back Office Project, operations previously processed at the Bank's branches and head office, such as clearing, cash management, as well as deposits and payments, have been transferred to processing centers located at Ratburana, Phaholyothin and Ramkamhaeng. This will enable processing centers to support and standardize branch operations under the Service Level Agreement (SLA).

Following the transferal of cash management tasks to Kanpai Co. Ltd. during the first quarter, bill counting and bill sorting processes have been speeded up to ensure that bills put in ATMs are sufficient for customers' needs. It also helps to prepare for the BoT's new bill management policy, which restricts cash that banks deposit at the BoT to only old bills.

On August 28, 2003, the Centralized Back Office Reconfiguration (CBO) Project received a second place award from "Thailand's Best Innovation Awards 2003", organized by the Nation and Accenture (Thailand) Co., Ltd., for having an outstanding large corporate business management innovation. Since 2002, the CBO project has helped reduce the Bank's back office operational costs by as much as 54.00 percent, while also standardizing operations and allowing branch staff to provide better service.

- **Credit Services Unit & Centralized Lending Services Unit Project: CSU/CLS**

The Credit Services Unit & Centralized Lending Services Unit project was established to centralize all post-approval processes and thus standardize and increase service quality levels.

To expedite service and enhance efficiency, during the third quarter, the Bank continued to streamline the contract and documentation process. As for the Document Management System (DMS), during the first half of 2003, the Bank has successfully added a new contract form into the document control system to help reduce the Legal Department's tasks. During the third quarter, the Bank continued to develop the DMS further into its fourth phase to help expedite the contract preparation process.

There is also a Document and Collateral Control System (DCS) to improve record keeping and documentation tasks, the first phase of which has been completed and implementation has been in progress since the end of May 2003. As of September 30, 2003, 23.00 percent of all documents was recorded in the form of an image file. The Bank is now in the process of proposing the second phase of the system, which will help improve temporary document access and refiling processes, as well as expedite document searches. As for the integration of documents from branches in Bangkok and the Metropolitan Region, as of the end of September 2003, the Bank received documents accounting for 55.00 percent of all customers, increasing from 13.00 percent at the end of the second quarter. The process is expected to be completed by the end of 2003.

In addition, to expedite service to customers, the Bank plans to start the Fast Lane system to facilitate the contract preparation processes and credit line setting during the mid-fourth quarter. The Bank will also conduct a feasibility study to extend this system to other credit service processes, such as credit application submission and credit approval processes.

To shorten the contract preparation period, the Bank has replaced the Legal Department's draft contracts with editable standard contracts in a package called "Smart Contract". So far, 62.00 percent of all draft contracts have been replaced. During the third quarter, the Bank planned to improve the Smart Contract, while targeting to have all draft contracts converted to standardized contracts by year-end.

In addition to implementing the CSU/CLS concept to branches in Bangkok and its Metropolitan area, the Bank also plans to expand this concept to upcountry branches, under the name of the CBO Upcountry Project, beginning in 2004. Following a study of the back office operations of branches during the first half of the year, the Bank has selected models, guidelines, and technology for improving operations.

- **IT Security Policy and Implementation**

To ensure the security of customer information, the Bank has developed an IT Security Policy and IT Implementation Project. During the third quarter, the Bank continued to utilize programs established during the first half of 2003, and at the same time began initiating new projects. The Bank and IBM (Thailand) Co., Ltd. have set up a security standard for the computer systems of various platforms, have organized training programs for new staff and have circulated articles and newsletters to keep staff updated. As for virus protection, all computers at the head office and branches were upgraded and reconfigured. The Bank has also improved security systems for cash management and other money market transactions in accordance with external

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auditors' advice.

❑ IT Outsourcing

Following the completion of an IT outsourcing transition in June 2003, IBM started a Transformation Plan in the third quarter. This program aims to improve the Service Level Agreement (SLA) quality and service expense management through the use of world-class standardization technology and practices.

Activities conducted under the Transformation Plan include:

- The development of a framework and guidelines for IT enterprise architecture, particularly regarding applications, infrastructure, and data. The project will help the Bank adopt technology that best aligns with our overall policies, and enhance technology investment efficiency, while reducing technology management costs. During the third quarter, the Bank has completed the first phase of the framework and is planning to proceed the second phase during the fourth quarter.
- To better handle increased transactions and services, the Bank and IBM have upgraded mainframe computer systems during the third quarter. This project was completed as planned and, so far, has allowed the Bank to increase our transactions and services by 50.00 percent.
- During the third quarter, IBM has improved the Wide Area Network system, from using the Frame Relay Network to the worldwide standard IP Network. This helps to facilitate the Bank's increased e-business and e-banking services, while lowering leased line expenses by at least 20.00 percent. This project is expected to be completed during the second quarter of 2004.
- To further promote the Bank's management and resource utilization, IBM has conducted a Server consolidation during the third quarter. This project is expected to be operational by early 2004.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of September 30, 2003, are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2003 First Nine Months Operating Performance (Baht)
Investments in Asset Management Company							
1. Phethai Asset Management Co., Ltd. (Formerly Thonburi Asset Management Co., Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	1,852,078,475
2. Ploy Asset Management Co., Ltd. (Formerly Chanthaburi Asset Management Co., Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	1,608,108,882
Investments in Strategic and Supportive Company							
1. Kanpai Co., Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	15,672,554
2. Progress Plus Co., Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	12,357,411
3. Kasikorn Factoring Co., Ltd. (Formerly Thai Farmers Heller Factoring Co., Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,999	99.99	Ordinary	42,936,271
4. Progress Land and Buildings Co., Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	(99,135)
5. Kasikorn Research Center Co., Ltd. (Formerly Thai Farmers Research Center Co., Ltd.) Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	3,988,508
6. Progress Facilities Management Co., Ltd. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	3,996,194
7. Progress Management Co., Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	899,981
8. Progress Storage Co., Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	4,926,493
9. Progress Service Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	8,741,785
10. Progress Appraisal Co., Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	16,724,690
11. Kasikorn Asset Management Co., Ltd.	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	66,324,435

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2003 First Nine Months Operating Performance (Baht)
(Formerly Thai Farmers Asset Management Co., Ltd.) Tel. 0-2693-2300 Fax. 0-2693-2320							
12. Progress Software Co., Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	60,000	60.00	Ordinary	12,981,713
13. Thai Administration Services Co., Ltd. Tel. 0-2670-9494 Fax. 0-2670-9499	Bangkok	Services	10,000,000	5,099,997	51.00	Ordinary	16,493,778
14. Merrill Lynch Phatra Securities Co., Ltd. Tel. 0-2265-1000 Fax. 0-2275-0888	Bangkok	Financial Institution	250,000,000	122,499,993	49.00	Ordinary	151,779,052
15. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	55,953,108
16. N.C.Associate Co., Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Agro-Industry	10,000	2,823	28.23	Ordinary	402,305
17. Rural Capital Partners Co., Ltd. Tel 0-2318-3958 Fax 0-2319-5019	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	574,235
18. Progress Information Co., Ltd. Tel 0-2263-8050 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(79,643)
19. M Grand Hotel Co., Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(16,075,527)
20. E.S.Industries Co., Ltd. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

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KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

Interim Financial Statements

For the Period Ended September 30, 2003

and

Review Report of Certified Public Accountant

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at September 30, 2003 and the consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2003 and 2002, changes in shareholders' equity and cash flows for each of the nine-month periods then ended. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at September 30, 2003 and the statements of income for each of the three-month and nine-month periods ended September 30, 2003 and 2002, changes in shareholders' equity and cash flows for each of the nine-month periods then ended. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Note 19 to the financial statements. In the accounting period 2003, the asset management subsidiaries changed their accounting procedure in relation to the transfer of financial assets in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re: Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended December 31, 2002, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 12, 2003. The consolidated balance sheet of the Bank and it subsidiaries and the balance sheet of the Bank as at December 31, 2002, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Mr. Supot Singhasaneh)
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
November 7, 2003

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
ASSETS				
Cash	8,316,478	9,764,206	8,316,407	9,764,122
Interbank and money market items				
Domestic items				
Interest bearing	1,588,635	3,457,673	1,497,178	3,385,334
Non-interest bearing	2,377,156	4,489,525	2,420,220	4,494,664
Foreign items				
Interest bearing	85,437,922	86,532,214	85,437,922	86,532,214
Non-interest bearing	170,412	360,919	170,412	360,919
Total Interbank and Money Market Items - net	89,574,125	94,840,331	89,525,732	94,773,131
Securities purchased under resale agreements	55,000,000	18,400,000	55,000,000	18,400,000
Investments (Notes 3.4, 5, 15 and 19)				
Current investments - net	64,341,936	72,699,392	64,042,839	72,310,121
Long-term investments - net	86,634,474	90,884,229	82,531,515	79,212,636
Investments in subsidiaries and associated companies - net	1,271,280	1,280,377	10,975,528	7,245,946
Total Investments - net	152,247,690	164,863,998	157,549,882	158,768,703
Loans and accrued interest receivables (Note 6)				
Loans (Notes 3.5, 3.7, 6, 7 and 19)	524,025,050	506,202,917	504,862,511	496,525,047
Accrued interest receivables	3,129,379	3,410,052	1,537,710	1,934,393
Total Loans and Accrued Interest Receivables	527,154,429	509,612,969	506,400,221	498,459,440
Less Allowance for doubtful accounts (Notes 3.6 and 8)	(64,088,383)	(76,949,724)	(46,172,230)	(54,919,952)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 9)	(5,511,011)	(2,755,014)	(3,741,556)	(2,647,233)
Less Normalized provisioning (Notes 3.8 and 10)	(1,400,000)	(800,000)	(1,400,000)	(800,000)
Total Loans and Accrued Interest Receivables - net	456,155,035	429,108,231	455,086,435	440,092,255
Properties foreclosed - net (Note 3.9)	15,146,351	15,086,828	11,528,714	11,068,608
Customers' liability under acceptances	658,817	597,096	658,817	597,096
Premises and equipment - net (Note 3.10)	22,218,357	22,394,501	21,646,562	21,801,037
Deferred tax assets (Notes 3.11 and 12)	41,207	14,338	-	-
Accrued income receivables	2,408,944	1,949,493	2,340,587	1,883,699
Forward exchange contract revaluation	6,260,561	745,643	6,260,561	745,643
Other assets - net (Note 3.16)	3,445,853	3,017,408	3,191,484	2,807,958
Total Assets	811,473,418	760,782,073	811,105,181	760,702,252

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	687,408,191	649,141,061	688,052,380	649,748,042
Deposits in foreign currencies	2,829,681	2,252,107	2,829,681	2,252,107
Total Deposits	690,237,872	651,393,168	690,882,061	652,000,149
Interbank and money market items				
Domestic items				
Interest bearing	4,211,427	3,461,073	3,806,427	3,461,073
Non-interest bearing	1,395,645	1,788,470	1,395,645	1,788,470
Foreign items				
Interest bearing	656,795	258,050	656,795	258,050
Non-interest bearing	171,085	185,800	171,085	185,800
Total Interbank and Money Market Items	6,434,952	5,693,393	6,029,952	5,693,393
Liability payable on demand	2,943,118	3,422,940	2,943,118	3,422,940
Borrowings				
Long-term borrowings	47,910,865	48,555,994	47,910,865	48,555,994
Total Borrowings	47,910,865	48,555,994	47,910,865	48,555,994
Bank's liability under acceptances	658,817	597,097	658,817	597,097
Deferred tax liabilities (Notes 3.11 and 12)	3,800,600	4,062,197	3,800,600	4,062,197
Forward exchange contract revaluation	958,492	1,625,905	958,492	1,625,905
Accrued interest payables	3,033,981	3,030,042	3,031,081	3,030,042
Other liabilities	7,465,313	6,955,923	7,202,967	6,639,520
Total Liabilities	763,444,010	725,336,659	763,417,953	725,627,237

The accompanying notes are an integral part of these financial statements.

Av

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
Shareholders' equity				
Share capital				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473	5,473	5,473	5,473
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473	26,895,473	26,895,473	26,895,473
Issued and fully paid-up share capital (Note 21)				
547,345 class A preferred shares, Baht 10 par value	5,473	5,473	5,473	5,473
2,353,518,072 ordinary shares, Baht 10 par value in 2003 and	23,535,181		23,535,181	
2,352,547,372 ordinary shares, Baht 10 par value in 2002		23,525,474		23,525,474
Premium on share capital				
Premium on preferred shares	27,367	27,367	27,367	27,367
Premium on ordinary shares	49,497,553	49,478,139	49,497,553	49,478,139
Premium on expired warrants	5,520,432	5,520,432	5,520,432	5,520,432
Appraisal surplus on asset revaluation	6,267,369	6,367,117	6,267,369	6,367,117
Revaluation surplus (deficit) on investments (Notes 3.4 and 5)	2,545,173	2,773,163	2,545,173	2,773,163
Retained earnings (deficit)				
Appropriated				
Legal reserve	800,000	800,000	800,000	800,000
Other reserves	26,675,300	26,675,300	26,675,300	26,675,300
Unappropriated (deficit)	(67,186,620)	(80,097,450)	(67,186,620)	(80,097,450)
	47,687,228	35,075,015	47,687,228	35,075,015
Minority interests	342,180	370,399	-	-
Total Shareholders' Equity	48,029,408	35,445,414	47,687,228	35,075,015
Total Liabilities and Shareholders' Equity	811,473,418	760,782,073	811,105,181	760,702,252
Off-balance sheet items - contingencies (Note 16)				
Aval to bills and guarantees of loans	5,608,367	6,591,461	5,608,367	6,591,461
Liability under unmatured import bills	2,747,438	2,632,020	2,747,438	2,632,020
Letters of credit	8,893,463	8,875,632	8,893,463	8,875,632
Other contingencies	392,464,525	380,115,620	392,417,069	380,115,620

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Interest and dividend income (Notes 3.2, 3.4 and 19)				
Loans	6,506,367	6,601,644	6,003,423	6,300,890
Interbank and money market items	512,438	915,631	512,329	915,244
Investments	1,025,272	1,770,323	1,022,495	1,155,591
Total Interest and Dividend Income	8,044,077	9,287,598	7,538,247	8,371,725
Interest expense (Note 3.3)				
Deposits	1,662,006	2,963,511	1,662,006	2,963,511
Interbank and money market items	60,989	63,297	56,909	63,297
Long-term borrowings	1,289,879	1,303,935	1,289,879	1,303,935
Total Interest Expense	3,012,874	4,330,743	3,008,794	4,330,743
Net income from interest and dividend	5,031,203	4,956,855	4,529,453	4,040,982
Reversal on bad debt and doubtful accounts (Notes 3.6, 8 and 19)	(2,256,695)	(609,002)	(1,701,208)	(722,482)
Loss on debt restructuring (Notes 3.7 and 9)	2,749,352	896,213	1,911,931	722,482
Normalized provisions (Notes 3.8 and 10)	200,000	200,000	200,000	200,000
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	4,338,546	4,469,644	4,118,730	3,840,982
Non-interest income				
Gain (loss) on investments (Notes 3.4 and 5)	(387,896)	(345,509)	169,531	245,642
Loss on transfer of financial assets (Note 19)	(214,441)	-	-	-
Share of profit (loss) from investments on equity method (Notes 3.4 and 19)	25,843	10,360	(622,320)	(129,663)
Fees and service income				
Acceptances, aval and guarantees	211,258	161,528	211,258	161,528
Others	1,533,358	1,421,798	1,401,464	1,320,049
Gain on exchanges (Note 3.12)	419,534	202,995	419,534	202,995
Other income	278,180	170,006	193,017	136,327
Total Non-interest Income	1,865,836	1,621,178	1,772,484	1,936,878
Non-interest expenses				
Personnel expenses	1,304,492	1,313,425	1,252,823	1,276,120
Premises and equipment expenses (Note 3.10)	829,092	806,867	804,949	789,154
Taxes and duties	318,147	372,537	308,612	360,060
Fees and service expenses	664,064	504,047	506,485	335,307
Directors' remuneration	13,536	13,154	11,886	11,829
Loss on impairment of properties foreclosed (Note 3.9)	160,104	29,177	167,354	71,638
Contributions to Financial Instritutions Development Fund	687,908	689,806	687,908	689,806
Other expenses	271,174	501,990	242,127	397,195
Total Non-interest Expenses	4,248,517	4,231,003	3,982,144	3,931,109
Income before income tax	1,955,865	1,859,819	1,909,070	1,846,751
Income tax expense (Notes 3.11 and 14)	20,409	(26,471)	(18,448)	(34,352)
Net income before minority interests	1,935,456	1,886,290	1,927,518	1,881,103
Minority interests in net income	(7,938)	(5,187)	-	-
Net income (Note 19)	1,927,518	1,881,103	1,927,518	1,881,103
Basic earnings per share (Baht) (Notes 3.17 and 19)	0.82	0.80	0.82	0.80
Number of the weighted average ordinary shares (shares)	2,353,412,561	2,352,547,372	2,353,412,561	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Interest and dividend income (Notes 3.2, 3.4 and 19)				
Loans	19,464,727	19,407,467	18,240,703	18,758,420
Interbank and money market items	1,782,294	2,923,284	1,780,712	2,921,217
Investments	3,396,653	4,839,067	3,389,327	3,588,003
Total Interest and Dividend Income	24,643,674	27,169,818	23,410,742	25,267,640
Interest expense (Note 3.3)				
Deposits	6,282,276	9,225,697	6,282,276	9,225,697
Interbank and money market items	189,736	256,945	170,559	256,945
Long-term borrowings	3,850,167	3,860,165	3,850,167	3,860,165
Total Interest Expense	10,322,179	13,342,807	10,303,002	13,342,807
Net income from interest and dividend	14,321,495	13,827,011	13,107,740	11,924,833
Reversal on bad debt and doubtful accounts (Notes 3.6, 8 and 19)	(9,219,039)	(1,526,695)	(7,650,279)	(1,598,393)
Loss on debt restructuring (Notes 3.7 and 9)	9,191,201	2,158,511	7,861,002	1,598,393
Normalized provisions (Notes 3.8 and 10)	600,000	600,000	600,000	600,000
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	13,749,333	12,595,195	12,297,017	11,324,833
Non-interest income				
Gain on investments (Notes 3.4 and 5)	1,747,744	625,509	2,081,319	960,211
Gain on transfer of financial assets (Note 19)	2,735,915	-	-	-
Share of profit from investments on equity method (Notes 3.4 and 19)	57,950	31,964	3,631,475	302,092
Fees and service income				
Acceptances, aval and guarantees	465,131	452,482	465,131	452,482
Others	4,394,384	4,281,956	4,050,980	3,929,228
Gain on exchanges (Note 3.12)	1,498,076	764,219	1,498,076	764,219
Other income	764,282	474,798	609,819	424,660
Total Non-interest Income	11,663,482	6,630,928	12,336,800	6,832,892
Non-interest expenses				
Personnel expenses	3,891,062	3,952,593	3,746,554	3,838,677
Premises and equipment expenses (Note 3.10)	2,479,823	2,602,490	2,410,052	2,549,219
Taxes and duties	923,872	1,250,061	899,914	1,216,342
Fees and service expenses	1,844,299	1,526,725	1,468,694	1,027,708
Directors' remuneration	41,592	35,539	35,660	30,552
Loss on impairment of properties foreclosed (Note 3.9)	320,032	204,961	320,032	165,767
Contributions to Financial Institutions Development Fund	2,013,280	2,042,611	2,013,280	2,042,611
Other expenses	1,048,174	1,917,387	971,298	1,643,995
Total Non-interest Expenses	12,562,134	13,532,367	11,865,484	12,514,871
Income before income tax	12,850,681	5,693,756	12,768,333	5,642,854
Income tax expense (Notes 3.11 and 14)	20,481	(47,869)	(42,749)	(80,397)
Net income before minority interests	12,830,200	5,741,625	12,811,082	5,723,251
Minority interests in net income	(19,118)	(18,374)	-	-
Net income (Note 19)	12,811,082	5,723,251	12,811,082	5,723,251
Basic earnings per share (Baht) (Notes 3.17 and 19)	5.44	2.43	5.44	2.43
Number of the weighted average ordinary shares (shares)	2,352,838,938	2,352,547,372	2,352,838,938	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsam
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht							
	Consolidated							
	Issued and Fully Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
Beginning balance as of December 31, 2001	23,530,947	49,505,506	5,520,432	6,515,962	1,524,877	(59,526,181)	368,689	27,440,232
Appraisal surplus on asset revaluation	-	-	-	(118,606)	-	176,448	-	57,842
Revaluation surplus (deficit) on investments	-	-	-	-	887,254	-	-	887,254
Net gain (loss) not recognised in the statement of income	-	-	-	(118,606)	887,254	176,448	-	945,096
Net income	-	-	-	-	-	5,723,251	-	5,723,251
Minority interests	-	-	-	-	-	-	(3,012)	(3,012)
Ending balance as of September 30, 2002	23,530,947	49,505,506	5,520,432	6,397,356	2,412,131	(53,626,482)	365,677	34,105,567
Beginning balance as of December 31, 2002	23,530,947	49,505,506	5,520,432	6,367,117	2,773,163	(52,622,150)	370,399	35,445,414
Ordinary shares	9,707	-	-	-	-	-	-	9,707
Premium on share capital	-	19,414	-	-	-	-	-	19,414
Appraisal surplus on asset revaluation	-	-	-	(99,748)	-	99,748	-	-
Revaluation surplus (deficit) on investments	-	-	-	-	(227,990)	-	-	(227,990)
Net gain (loss) not recognised in the statement of income	9,707	19,414	-	(99,748)	(227,990)	99,748	-	(198,869)
Net income	-	-	-	-	-	12,811,082	-	12,811,082
Minority interests	-	-	-	-	-	-	(28,219)	(28,219)
Ending balance as of September 30, 2003	23,540,654	49,524,920	5,520,432	6,267,369	2,545,173	(39,711,320)	342,180	48,029,408

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht						
	The Bank						
	Issued and Fully Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Deficit	Total
Beginning balance as of December 31, 2001	23,530,947	49,505,506	5,520,432	6,515,962	1,524,877	(59,526,181)	27,071,543
Appraisal surplus on asset revaluation	-	-	-	(118,606)	-	176,448	57,842
Revaluation surplus (deficit) on investments	-	-	-	-	887,254	-	887,254
Net gain (loss) not recognised in the statement of income	-	-	-	(118,606)	887,254	176,448	945,096
Net income	-	-	-	-	-	5,723,251	5,723,251
Ending balance as of September 30, 2002	23,530,947	49,505,506	5,520,432	6,397,356	2,412,131	(53,626,482)	33,739,890
Beginning balance as of December 31, 2002	23,530,947	49,505,506	5,520,432	6,367,117	2,773,163	(52,622,150)	35,075,015
Ordinary shares	9,707	-	-	-	-	-	9,707
Premium on share capital	-	19,414	-	-	-	-	19,414
Appraisal surplus on asset revaluation	-	-	-	(99,748)	-	99,748	-
Revaluation surplus (deficit) on investments	-	-	-	-	(227,990)	-	(227,990)
Net gain (loss) not recognised in the statement of income	9,707	19,414	-	(99,748)	(227,990)	99,748	(198,869)
Net income	-	-	-	-	-	12,811,082	12,811,082
Ending balance as of September 30, 2003	23,540,654	49,524,920	5,520,432	6,267,369	2,545,173	(39,711,320)	47,687,228

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	12,811,082	5,723,251	12,811,082	5,723,251
Add (Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,180,243	1,256,215	1,151,808	1,231,770
Reversal on bad debt and doubtful accounts	(9,219,039)	(1,526,695)	(7,650,279)	(1,598,393)
Loss on debt restructuring	9,191,201	2,158,511	7,861,002	1,598,393
Normalized provisions	600,000	600,000	600,000	600,000
Interest income from amortization of revaluation allowance for debt restructuring	(1,564,104)	(461,413)	(576,945)	(317,745)
Interest income from amortization of revaluation allowance for investment in receivables	-	(90,352)	-	-
Loss on revaluation of investments	47,941	11,390	47,941	11,390
Loss (reversal) on impairment of investments	213,175	738,162	(450,963)	(271,848)
Amortization of excess of fair value of assets acquired over cost of investment in subsidiary	(8,412)	(9,403)	-	-
Gain on disposal of securities for investments	(1,668,362)	(1,329,151)	(1,540,964)	(653,843)
Amortization of premium and discount on debt instruments	972,413	637,128	969,934	635,928
Loss on impairment of foreclosed properties	320,032	204,961	320,032	165,767
(Reversal) loss on impairment of other assets	(18,406)	167,887	66,109	37,096
Loss (gain) on disposal of premises and equipment	1,541	(4,016)	(1,397)	(3,991)
Reversal on impairment of premises and equipment	(21,358)	(4,769)	(16,164)	(2,769)
Gain on transfer of financial assets	(2,735,915)	-	-	-
Share of profit from investments on equity method	(57,950)	(31,964)	(3,631,475)	(302,092)
Dividend income from subsidiaries and associated companies	97,615	68,463	215,919	131,882
Deferred income tax	(69,618)	(79,783)	(42,749)	(80,398)
Amortization of discount on debentures	3,160	3,226	3,160	3,226
Decrease in accrued interest receivables	280,674	600,435	396,683	174,296
Increase in other accrued income	(459,451)	(519,451)	(456,889)	(529,691)
Increase in accrued interest payables	3,938	330,163	1,039	330,163
Increase in other accrued expenses	587,642	674,286	608,351	667,915
(Decrease) increase in other reserves	(285,000)	590,000	(285,000)	590,000
Minority interests in net income	19,118	18,374	-	-
Net income from operations before changes in operating assets and liabilities	10,222,160	9,725,455	10,400,235	8,140,307
(Increase) decrease in operating assets				
Interbank and money market items (assets)	5,305,517	35,199,249	5,282,647	34,785,898
Securities purchased under resale agreements	(36,600,000)	(7,094,000)	(36,600,000)	(7,094,000)
Investment for trading	2,356,322	(6,392,316)	2,356,322	(6,392,316)
Loans	(19,988,231)	(257,297)	(17,978,731)	3,705,000
Properties foreclosed	2,932,393	1,800,324	1,593,676	1,325,423
Other assets	(5,939,042)	1,277,098	(6,002,048)	1,348,407

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Increase (decrease) in operating liabilities				
Deposits	38,844,704	(13,898,644)	38,881,912	(13,857,732)
Interbank and money market items (liabilities)	(222,440)	(8,471,502)	336,560	(8,480,244)
Liabilities payable on demand	(479,822)	(1,064,902)	(479,822)	(1,064,902)
Other liabilities	(1,105,534)	6,086,733	(1,053,852)	6,108,641
Net Cash (Used in) Provided by Operating Activities	(4,673,973)	16,910,198	(3,263,101)	18,524,482
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	23,490,246	45,239,749	23,485,789	45,200,049
Proceeds from redemption of held to maturity debt instruments	51,007,241	14,014,431	50,519,241	13,584,431
Proceeds from disposal of general investments	1,987,459	2,341,733	671,134	292,144
Purchase of available for sale investments	(47,071,999)	(62,110,638)	(47,064,502)	(62,110,638)
Purchase of held to maturity debt instruments	(23,953,355)	(16,856,749)	(23,557,730)	(15,984,458)
Purchase of general investments	(943,140)	(113,626)	(997,535)	(113,626)
Purchase of investment in a subsidiary	(212,456)	-	(212,480)	-
Proceeds from disposal of premises and equipment	14,991	16,787	2,629	16,260
Purchase of premises and equipment	(1,074,526)	(1,195,885)	(1,060,281)	(1,187,970)
Net Cash Provided by (Used in) Investing Activities	3,244,461	(18,664,198)	1,786,265	(20,303,808)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividend paid to minority interests	(47,337)	(25,375)	-	-
Increase in ordinary shares	9,707	-	9,707	-
Increase in premium on share capital	19,414	-	19,414	-
Net Cash (Used in) Provided by Financing Activities	(18,216)	(25,375)	29,121	-
Net decrease in cash and cash equivalents	(1,447,728)	(1,779,375)	(1,447,715)	(1,779,326)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4)	9,764,206	12,142,514	9,764,122	12,142,412
Cash and cash equivalents at end of the period (Notes 3.1 and 4)	8,316,478	10,363,139	8,316,407	10,363,086

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	10,362,570	13,012,644	10,301,963	13,012,644
Income tax	163,804	126,253	95,042	88,851,210

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE NINE - MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002 (REVIEWED)

FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED)

AND FOR THE THREE - MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002 (REVIEWED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Soi Kasikornthai, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2003 and December 31, 2002, the Bank had total staffing of 9,842 and 9,664 persons, respectively.

The Bank registered to change it's name to "KASIKORNBANK PUBLIC COMPANY LIMITED" with the Ministry of Commerce on April 8, 2003.

2 BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLE OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 The consolidated and the Bank only financial statements are prepared in accordance with the regulation of the Stock Exchange of Thailand (SET) dated November 22, 1999, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Result of Business Operations of Listed Companies" (B.E. 2542), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms of balance sheets and the profit and loss accounts of commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2002. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2002.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The Consolidated financial statements consist of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	September 30, 2003	December 31, 2002
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Kasikorn Factoring Co.,Ltd. ("KF")	99.99	20.00
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42

Phethai Asset Management Company Limited (formerly: "Thonburi Asset Management Company Limited"), a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited (formerly: "Chantaburi Asset Management Company Limited"), a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), KASIKORNBANK PUBLIC COMPANY LIMITED (formerly: "Thai Farmers Bank Public Company Limited") and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company registered in the Kingdom of Thailand on November 18, 1999 and located at 400/22 Thai Farmers Bank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited, itself.

Kasikorn Asset Management Company Limited (formerly: "Thai Farmers Asset Management Company Limited") is a company registered in the Kingdom of Thailand on March 18, 1992 located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are assets and fund management.

Kasikorn Factoring Company Limited ("formerly: "Thai Farmers Heller Factoring Company Limited"), a company registered in the Kingdom of Thailand on July 9, 1990, and located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial finance services to business and currently provides service in factoring, finance lease, operating lease and hire purchase.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank-only financial statements include the accounts of all branches, domestic and overseas, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months where, regardless of whether the loans are fully collateralized or not, a cash basis is then adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

The Bank reverses accrued interest receivables on loans for which repayments are in arrears for more than 3 months, in compliance with the BoT regulation.

For the period 2003 the asset management subsidiaries recognize interest on investments in receivables and loans on a cash basis, whereas previously they recognized interest on investments in receivables by the effective interest yield method (see Note 19).

Lease income of a subsidiary is recognized as follows:

Income from finance lease agreements is recognized on the basis of installment payment due by the effective yield method, calculated from the balance of net investments in each installment, except when installment payment are in arrears for more than six months where a cash basis is then adopted.

Income from operating lease agreements is recognized on the basis of equal monthly installment, except when installment payment are in arrears for more than six months where a cash basis is then adopted.

The other subsidiaries recognize income on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment. Premiums and discounts are amortized by the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables of Ploy Asset Management Company Limited are stated at cost, after deduction of allowance for impairment and revaluation allowance for debt restructuring. In the accounting period 2003, the asset management subsidiaries accounted for the transfer of financial assets by recording the transfer of investments in receivables, which were restructured, to loans, at the fair value on the transfer date, which is based on the present value of future cash collections calculated using discount rates equivalent to the market interest rate, adjusted by a risk premium. The difference between the carrying value and fair value at that date is recognized as gain/loss on transfer of financial assets. (See Note 19)

Investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank-only accounts, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Loss on impairments for all classifications of investment are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at the fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at the fair value based on the bid prices from the Thai Bond Dealing Centre as of the end of the period, if available, otherwise the Government Bond Yield of the same period from the Thai Bond Dealing Centre, adjusted by an appropriate risk premium, is used.

3.5 Loans

Loans represent only principal amounts, except in cases of loans effected through overdraft agreements. Unearned discounts received in advance are presented as deduction of loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (see Note 8). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value, which does not exceed the amount of the debts, including interest receivables, based on the legal claim. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions of approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning will be gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 until achieving the above target.

Normalized provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the related debts, including interest receivable based on the legal claim. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% on cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at the annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at the annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expenses upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable in respect of the taxable profit for a period.

Income tax recoverable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach for the period 2003. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded at fair value, losses or gains on derivative transactions used as the hedge will be recognized at fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge will also be recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's article, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while and the Bank contributes an additional 3.0 - 4.5% upon termination of employment. Employees are entitled to receive this benefit upon termination of employment except when terminated "without compensation".

AL

3.16 Goodwill

Goodwill, representing the difference between the fair value of assets of subsidiaries acquired and the cost of investments in subsidiaries at the time of acquisition, is amortized over a period of ten years. Goodwill is presented under other assets in the consolidated financial statements.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding at the end of period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants and convertible preferred shares.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

4 SUPPLEMENTARY INFORMATION RELATED TO CASH FLOWS

Non-cash items are as follows

The Bank and its subsidiaries have provided for revaluation surpluses (deficits) on investments presented as a deduction in shareholders' equity for the nine-month periods ended September 30, as follows:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Revaluation surplus (deficit) on investments	(228)	887

For the nine-month periods ended September 30, 2003 and 2002, the Bank recorded the realized portion of appraised surplus on building depreciation and retirement of assets amounting to Baht 100 million and Baht 176 million, respectively, by transferring these entries directly to retained earnings.

For the nine-month periods ended September 30, 2003 and 2002, the Bank and its subsidiaries received properties foreclosed transferred from debt settlement amounting to Baht 3,109 million and Baht 1,828 million, respectively on a consolidated basis and Baht 2,285 million and Baht 719 million, respectively for the Bank-only.

For the nine-month periods ended September 30, 2003 and 2002, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and has the right to receive non-transferable promissory notes from TAMC, which has been included in investments as held-to-maturity debt instruments amounting to Baht 62 million and Baht 794 million, respectively. (Note 5)

5 **INVESTMENTS**

Investments consisted of:

(Million Baht)

	Consolidated			
	September 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	4,828	-	(37)	4,791
1.1.2 Private enterprises debt instruments	170	-	(1)	169
Total	4,998	-	(38)	4,960
Add Allowance for revaluation	(38)			-
Total	4,960			4,960
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	41,614	1,470	(2)	43,082
1.2.2 Private enterprises debt instruments	1,199	7	(5)	1,201
1.2.3 Foreign debt instruments	5,925	52	(36)	5,941
1.2.4 Marketable equity securities - domestic	558	310	(118)	750
1.2.5 Others	200	20	(70)	150
Total	49,496	1,859	(231)	51,124
Add Allowance for revaluation	1,816			-
Less Allowance for impairment	(188)			-
Total	51,124			51,124
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,627	32	-	5,659
1.3.2 Foreign debt instruments	2,673	38	(43)	2,668
Total	8,300	70	(43)	8,327
Less Allowance for impairment	(42)			-
Total	8,258			8,327
Total Current Investments - net	64,342			64,411

(Million Baht)

	Consolidated September 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	36,597	1,226	(2)	37,821
2.1.2 Private enterprises debt instruments	2,538	45	(3)	2,580
2.1.3 Foreign debt instruments	12,461	165	(14)	12,612
2.1.4 Marketable equity securities				
- domestic	314	418	(83)	649
Total	51,910	1,854	(102)	53,662
Add Allowance for revaluation	1,834			-
Less Allowance for impairment	(82)			-
Total	53,662			53,662
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,842	983	(340)	23,485
2.2.2 Private enterprises debt instruments	1,740	-	(945)	795
2.2.3 Foreign debt instruments	3,493	32	(3)	3,522
Total	28,075	1,015	(1,288)	27,802
Less Allowance for impairment	(1,284)			-
Total	26,791			27,802
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,692	2	(1,276)	2,418
2.3.2 Non-marketable equity securities -overseas	479	-	(365)	114
2.3.3 Investments in receivables	6,501	-	(2,851)	3,650
Total	10,672	2	(4,492)	6,182
Less Allowance for impairment	(4,490)			-
Total	6,182			6,182
Total Long-term Investments - net	86,635			87,646

(Million Baht)

	Consolidated			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978	10	-	6,988
Add Allowance for revaluation	10			-
Total	6,988			6,988
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982	1,686	(1)	24,667
1.2.2 Private enterprises debt instruments	2,956	29	-	2,985
1.2.3 Foreign debt instruments	3,298	145	(303)	3,140
1.2.4 Marketable equity securities - domestic	1,166	514	(477)	1,203
1.2.5 Others	213	7	(70)	150
Total	30,615	2,381	(851)	32,145
Add Allowance for revaluation	2,060			-
Less Allowance for impairment	(530)			-
Total	32,145			32,145
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,521	89	(1)	22,609
1.3.2 Foreign debt instruments	11,045	21	-	11,066
Total	33,566	110	(1)	33,675
Total Current Investments - net	72,699			72,808

(Million Baht)

	Consolidated			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,208	911	-	31,119
2.1.2 Private enterprises debt instruments	2,778	104	(5)	2,877
2.1.3 Foreign debt instruments	15,287	754	(6)	16,035
2.1.4 Marketable equity securities - domestic	547	295	(162)	680
Total	48,820	2,064	(173)	50,711
Add Allowance for revaluation	2,046			-
Less Allowance for impairment	(155)			-
Total	50,711			50,711
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,360	1,042	-	24,402
2.2.2 Private enterprises debt instruments	1,605	1	(1,180)	426
2.2.3 Foreign debt instruments	3,055	87	(80)	3,062
Total	28,020	1,130	(1,260)	27,890
Less Allowance for impairment	(1,253)			-
Total	26,767			27,890
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,422	-	(1,381)	2,041
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	14,210	-	(2,941)	11,269
Total	18,051	-	(4,645)	13,406
Less Allowance for impairment	(4,645)			-
Total	13,406			13,406
Total Long-term Investments - net	90,884			92,007

(Million Baht)

	The Bank			
	September 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	4,828	-	(37)	4,791
1.1.2 Private enterprises debt instruments	170	-	(1)	169
Total	4,998	-	(38)	4,960
Less Allowance for revaluation	(38)			-
Total	4,960			4,960
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	41,614	1,470	(2)	43,082
1.2.2 Private enterprises debt instruments	1,199	7	(5)	1,201
1.2.3 Foreign debt instruments	5,925	52	(36)	5,941
1.2.4 Marketable equity securities				
- domestic	558	310	(118)	750
1.2. Others	200	20	(70)	150
Total	49,496	1,859	(231)	51,124
Add Allowance for revaluation	1,816			-
Less Allowance for impairment	(188)			-
Total	51,124			51,124
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	5,328	32	-	5,360
1.3.2 Foreign debt instruments	2,673	38	(43)	2,668
Total	8,001	70	(43)	8,028
Less Allowance for impairment	(42)			-
Total	7,959			8,028
Total Current Investments - net	64,043			64,112

(Million Baht)

	The Bank September 30, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	36,597	1,226	(2)	37,821
2.1.2 Private enterprises debt instruments	2,538	45	(3)	2,580
2.1.3 Foreign debt instruments	12,461	165	(14)	12,612
2.1.4 Marketable equity securities - domestic	302	407	(83)	626
Total	51,898	1,843	(102)	53,639
Add Allowance for revaluation	1,823			-
Less Allowance for impairment	(82)			-
Total	53,639			53,639
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,658	977	(340)	23,295
2.2.2 Private enterprises debt instruments	1,625	-	(922)	703
2.2.3 Foreign debt instruments	3,493	32	(3)	3,522
Total	27,776	1,009	(1,265)	27,520
Less Allowance for impairment	(1,261)			-
Total	26,515			27,520
2.3 ŀ General investments				
2.3.1 Non-marketable equity securities-domestic	3,489	-	(1,208)	2,281
2.3.2 Non-marketable equity securities-overseas	419	-	(323)	96
Total	3,908	-	(1,531)	2,377
Less Allowance for impairment	(1,531)			-
Total	2,377			2,377
Total Long-term Investments - net	82,531			83,536

(Million Baht)

	The Bank			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978	10	-	6,988
Add Allowance for revaluation	10			-
Total	6,988			6,988
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982	1,686	(1)	24,667
1.2.2 Private enterprises debt instruments	2,956	29	-	2,985
1.2.3 Foreign debt instruments	3,298	145	(303)	3,140
1.2.4 Marketable equity securities - domestic	1,166	514	(477)	1,203
1.2.5 Others	213	7	(70)	150
Total	30,615	2,381	(851)	32,145
Add Allowance for revaluation	2,060			-
Less Allowance for impairment	(530)			-
Total	32,145			32,145
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,132	88	(1)	22,219
1.3.2 Foreign debt instruments	11,045	21	-	11,066
Total	33,177	109	(1)	33,285
Total Current Investments - net	72,310			72,418

(Million Baht)

	The Bank			
	December 31, 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,208	911	-	31,119
2.1.2 Private enterprises debt instruments	2,778	104	(5)	2,877
2.1.3 Foreign debt instruments	15,287	754	(6)	16,035
2.1.4 Marketable equity securities - domestic	537	293	(156)	674
Total	48,810	2,062	(167)	50,705
Add Allowance for revaluation	2,050			-
Less Allowance for impairment	(155)			-
Total	50,705			50,705
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,172	1,037	-	24,209
2.2.2 Private enterprises debt instruments	1,489	1	(1,122)	368
2.2.3 Foreign debt instruments	3,055	87	(80)	3,062
Total	27,716	1,125	(1,202)	27,639
Less Allowance for impairment	(1,195)			-
Total	26,521			27,639
2.3 General investments				
2.3.1 Non-marketable equity securities- domestic	3,161	-	(1,271)	1,890
2.3.2 Non-marketable equity securities- overseas	419	-	(323)	96
Total	3,580	-	(1,594)	1,986
Less Allowance for impairment	(1,594)			-
Total	1,986			1,986
Total Long-term Investments - net	79,212			80,330

As of September 30, 2003 and December 31, 2002, investments in held-to-maturity debt instruments, which are government or state enterprises securities, include promissory notes from TAMC of Baht 10,055 million and Baht 9,619 million, respectively, and the right to receive promissory notes from TAMC of Baht 116 milllion and Baht 517 million, respectively.

Gain (loss) on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended September 30,		For the Three-Month Periods Ended September 30,	
	2003	2002	2003	2002
Gain on disposal of investment				
Held for trading investments	77	92	77	92
Available-for-sale investments	252	376	249	376
General investments	-	2	-	2
Investments in receivables	220	-	-	-
Total	549	470	326	470
Loss on disposal of investments				
Held for trading investments	(29)	(1)	(29)	(1)
Available-for-sale investments	(85)	(264)	(85)	(264)
Held-to-maturity debt instruments	-	(46)	-	(46)
General investments	-	(60)	-	(60)
Total	(114)	(371)	(114)	(371)
Losses from revaluation	(63)	(8)	(63)	(8)
(Losses) reversal on impairment	(760)	(437)	21	155
Total (Loss)Gain on Investments	(388)	(346)	170	246

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended September 30,		For the Three-Month Periods Ended September 30,	
	2003	2002	2003	2002
Gain on disposal of investments				
Held for trading investments	200	168	200	168
Available-for-sale investments	2,107	1,381	2,103	1,372
General investments	4	2	4	2
Investments in receivables	328	667	-	-
Total	2,639	2,218	2,307	1,542
Loss on disposal of investments				
Held for trading investments	(63)	(122)	(63)	(122)
Available-for-sale investments	(564)	(556)	(563)	(556)
Held-to-maturity debt instruments	-	(46)	-	(46)
General investments	(3)	(119)	(3)	(119)
Total	(630)	(843)	(629)	(843)
Losses from revaluation	(48)	(11)	(48)	(11)
(Losses) reversal on impairment	(213)	(738)	451	272
Total Gain on Investments	1,748	626	2,081	960

Revaluation surpluses (deficits) on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Revaluation surplus (deficit) on investments				
Debt instruments	2,903	3,325	2,903	3,325
Equity securities	755	781	744	785
Share of revaluation surplus (deficit) in subsidiaries and associated companies using the equity method	2	-	13	(4)
Less Deferred tax liabilities	(1,115)	(1,333)	(1,115)	(1,333)
Total	2,545	2,773	2,545	2,773

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	September 30, 2003				December 31, 2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	22,416	44,255	11,540	78,211	2,598	36,135	14,457	53,190
1.2 Private enterprise debt instruments	503	3,234	-	3,737	2,706	3,028	-	5,734
1.3 Foreign debt instruments	5,226	11,274	1,886	18,386	2,332	14,556	1,697	18,585
Total	28,145	58,763	13,426	100,334	7,636	53,719	16,154	77,509
Add(Less) Allowance for revaluation	132	1,932	839	2,903	(150)	2,138	1,337	3,325
Less Allowance for impairment	-	-	-	-	(10)	-	-	(10)
Total	28,277	60,695	14,265	103,237	7,476	55,857	17,491	80,824
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	5,628	12,666	10,175	28,469	22,521	13,224	10,136	45,881
2.2 Private enterprise debt instruments	-	157	1,583	1,740	583	22	1,000	1,605
2.3 Foreign debt instruments	2,673	3,174	319	6,166	11,045	3,055	-	14,100
Total	8,301	15,997	12,077	36,375	34,149	16,301	11,136	61,586
Less Allowance for impairment	(42)	(4)	(1,280)	(1,326)	(583)	(77)	(593)	(1,253)
Total	8,259	15,993	10,797	35,049	33,566	16,224	10,543	60,333
Total Debt Instruments	36,536	76,688	25,062	138,286	41,042	72,081	28,034	141,157

(Million Baht)

	Consolidated							
	September 30, 2003				December 31, 2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	22,416	44,255	11,540	78,211	2,598	36,135	14,457	53,190
1.2 Private enterprise debt instruments	503	3,234	-	3,737	2,706	3,028	-	5,734
1.3 Foreign debt instruments	5,226	11,274	1,886	18,386	2,332	14,556	1,697	18,585
Total	28,145	58,763	13,426	100,334	7,636	53,719	16,154	77,509
Add(Less) Allowance for revaluation	132	1,932	839	2,903	(150)	2,138	1,337	3,325
Less Allowance for impairment	-	-	-	-	(10)	-	-	(10)
Total	28,277	60,695	14,265	103,237	7,476	55,857	17,491	80,824
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	5,328	12,483	10,175	27,986	22,132	13,036	10,136	45,304
2.2 Private enterprise debt instruments	-	157	1,468	1,625	583	22	884	1,489
2.3 Foreign debt instruments	2,673	3,174	319	6,166	11,045	3,055	-	14,100
Total	8,001	15,814	11,962	35,777	33,760	16,113	11,020	60,893
Less Allowance for impairment	(42)	(4)	(1,257)	(1,303)	(583)	(77)	(535)	(1,195)
Total	7,959	15,810	10,705	34,474	33,177	16,036	10,485	59,698
Total Debt Instruments	36,236	76,505	24,970	137,711	40,653	71,893	27,976	140,522

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated September 30, 2003						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivable	Equity Securities	Debt Instrument	Allowance for Impairment
1. Closed financial institutions	-	1	1,456	-	-	535	(922)
2. Listed companies which meet SET's criteria for delisting, and are in defalt on debt instruments	18	57	-	18	-	-	(57)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,108	116	-	32	93	(1,099)
Total	18	1,166	1,572	18	32	628	(2,078)

(Million Baht)

Consolidated

December 31, 2002

	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivable	Equity Securities	Debt Instrument	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	20	96	672	20	8	16	(744)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,199	785	-	35	392	(1,557)
Total	20	1,296	1,588	20	43	408	(2,433)

(Million Baht)

The Bank

September 30, 2003

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	1,456	-	535	(922)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	57	-	-	-	(57)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	-	32	-	(1,076)
Total	1,166	1,456	32	535	(2,055)

(Million Baht)

	The Bank December 31, 2002				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	96	672	8	16	(744)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,199	669	35	334	(1,499)
Total	1,296	1,472	43	350	(2,375)

The Bank has provided an allowance for impairment in value of these investments which is reflected in the statement of income.

Investments in debt instruments of closed financial institutions with a total carrying value of Baht 137 million were exchanged for certificates of deposit with total face value of Baht 139 million issued by Krung Thai Bank Public Company Limited on behalf of Financial Institutions Development Fund. The maturity date of these certificates of deposit is five years and interest is payable annually at a fixed rate of 2% per annum. The fair value of the certificates of deposit on the date of exchange amounted to Baht 91 million. These certificates of deposits were redeemed on April 4, 2003.

Investments in ordinary share of subsidiaries and associated companies are as follows:

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,813	1,961
Ploy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	3,623	1,999
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	3	3	22	35	3	3	22	35
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,361	1,358
Kanpai Co., Ltd.	Service	99.99%	99.99%	21	21	61	48	21	21	61	48
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	22	11	4	4	22	11
Kasikorn Factoring Co., Ltd.	Lending	99.99%	20.00%	-	25	-	53	237	25	300	53
Progress Facilities Management Co., Ltd.	Service	99.98%	99.98%	5	5	13	9	5	5	13	9
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	14	5	2	2	14	5
Progress Management Co., Ltd.	Service	99.93%	99.93%	6	6	10	10	6	6	10	10
Progress Storage Co., Ltd.	Service	99.92%	99.92%	3	3	9	4	3	3	9	4
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	64	48	5	5	64	48

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683	683	607	648
Progress Software Co., Ltd.	Service	60.00%	60.00%	6	6	31	29	6	6	31	29
Thai Administration Services Co., Ltd	.Service	51.00%	51.00%	51	51	60	61	51	51	60	61
Merrill Lynch Phatra Securities Co., Ltd	Securities	49.00%	49.00%	1,935	1,935	1,390	1,476	1,935	1,935	1,390	1,476
Processing Center Co., Ltd.	.Service	30.00%	30.00%	3	3	140	127	3	3	140	127
N.C. Associate Co., Ltd.	Manufacturing	28.23%	28.23%	1	1	1	1	1	1	1	1
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	4	4	14	14	4	4
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	190	203	355	355	190	203
E.S. Industries Co., Ltd. (allowance for diminution in value has been fully provided)	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				2,427	2,452	2,045	2,138	16,045	15,833	11,749	8,104
Less Allowance for impairment				(1,425)	(1,443)	(773)	(858)	(4,376)	(4,394)	(773)	(858)
Investments in subsidiaries and associated companies - net				1,002	1,009	1,272	1,280	11,669	11,439	10,976	7,246

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from financial statements audited or reviewed in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

Investments held by the Bank and its subsidiaries, that comprise less than 10% of those companies' shares and not investments in subsidiaries and associated companies, classified by industry are as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Manufacturing and commerce	285	317	285	317
Property development and construction	1,254	1,094	1,254	1,094
Infrastructure and services	6	7	1	1
Others	433	570	433	570
Total	1,978	1,988	1,973	1,982

The financial position and results of operations of its subsidiaries in the consolidated financial statements are set out below:

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Balance Sheets

	Thousand Baht	
	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
ASSETS		
Cash and deposits at financial institutions	151,311	317,363
Investments in receivables – net	10,380,245	18,320,106
Loans, accounts receivable and accrued interests – net	6,487,897	-
Properties foreclosed – net	390,654	383,867
Equipment – net	20,854	21,404
Other assets – net	30,367	13,370
Total Assets	17,461,328	19,056,110
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	13,500,000	16,850,000
Other liabilities	147,866	244,727
Shareholders' Equity	3,813,462	1,961,383
Total Liabilities and Shareholders' Equity	17,461,328	19,056,110

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Thousand Baht			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Interest income	342,226	466,588	736,479	1,198,089
Interest expense	39,933	94,170	171,790	310,826
Net income from interest	302,293	372,418	564,689	887,263
Bad debt and doubtful accounts (reversal)	(153,195)	-	165,195	-
Loss on debt restructuring	643,453	173,730	841,949	560,117
Net income (expense) from interest after bad debt and doubtful accounts and loss on debt restructuring	(187,965)	198,688	(442,455)	327,146
Non-interest income	801,702	(73,891)	2,671,618	13,830
Non-interest expense	152,078	231,359	377,085	695,718
Net income (loss)	461,659	(106,562)	1,852,078	(354,742)
Earnings (loss) per share (Baht)	0.77	(0.18)	3.09	(0.59)

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	1,852,078	(354,742)
Add (less) Adjustments to reconcile net income (loss) to net cash		
from operating activities		
Gain on investments in securities	(414)	(141)
Gain on transfer of financial assets	(2,398,995)	-
(Reversal) loss on impairment of investments in receivables	(6,661)	71,698
Loss on debt restructuring	841,949	560,118
Interest income from amortization of revaluation allowance for debt restructuring	(526,008)	(143,669)
Bad debt and doubtful accounts	165,195	-
(Reversal) loss on impairment of properties foreclosed	(20,243)	32,796
Depreciation and amortization	3,746	24,183
(Reversal) loss on impairment of other assets	(79,050)	135,058
(Decrease) increase in accrued interest payables	(25,817)	19,370
(Decrease) increase in other accrued expenses	(48,356)	1,288
(Loss) income from operations before changes		
in operating assets and liabilities	(242,576)	345,959
(Increase) decrease in operating assets		
Investments in receivables	1,437,375	2,272,565
Loan and accounts receivable	1,724,083	-
Properties foreclosed	228,481	172,824
Other assets	62,053	(137,048)
Increase (decrease) in operating liabilities		
Other liabilities	(22,686)	4,166
Net Cash Provided by Operating Activities	3,186,730	2,658,466
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	414	464
Purchases of equipment	(3,196)	(3,508)
Net Cash Used in Investing Activities	(2,782)	(3,044)

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(3,350,000)	(2,620,000)
Net Cash Used in Financing Activities	(3,350,000)	(2,620,000)
Net (decrease) increase in cash and cash equivalents	(166,052)	35,422
Cash and cash equivalents at beginning of the period	317,363	118,218
Cash and cash equivalents at the end of the period	151,311	153,640
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	197,608	291,455
Income tax	109	1,861

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Balance Sheets

	Thousand Baht	
	September 30, 2003	December 31, 2002
	(Unaudited) (Reviewed)	(Audited)
ASSETS		
Cash and deposits at financial institutions	138,571	153,063
Investments – net	262,135	207,002
Investments in receivables – net	3,650,149	11,268,894
Loans, accounts receivable and accrued interest receivables - net	6,693,198	-
Properties foreclosed - net	2,511,818	2,780,831
Leasehold improvement and equipment – net	3,158	4,881
Other assets – net	29,874	19,887
Total Assets	13,288,903	14,434,558
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	9,600,000	12,370,000
Other liabilities	65,449	66,037
Shareholders' Equity	3,623,454	1,998,521
Total Liabilities and Shareholders' Equity	13,288,903	14,434,558

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Thousand Baht			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Interest income	201,607	611,824	702,523	1,243,920
Interest expense	30,931	71,665	122,966	238,216
Net income from interest	170,676	540,159	579,557	1,005,704
Bad debt and doubtful accounts	38,823	-	667,464	-
Loss on debt restructuring	330,744	429,481	488,249	873,790
Net income (expenses) from interest after bad debt and doubtful accounts and loss on debt restructuring	(198,891)	110,678	(576,156)	131,914
Non-interest income	(891,312)	(150,813)	2,303,516	569,361
Non-interest expense	63,349	16,888	119,251	167,016
Net (loss) income	(1,153,552)	(57,023)	1,608,109	534,259
(Loss) earnings per share (Baht)	(2.31)	(0.11)	3.22	1.07

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
CASH FLOWS FROM OPERATING ACTIVITIES	2003	2002
Net income		
Add (less) Adjustments to reconcile net income to net cash from operating activities	1,608,109	534,259
Gain on investments in securities	(37,011)	(8,840)
Amortization of premium on bond	12	12
Gain on transfer of financial assets	(2,735,915)	-
Bad debt and doubtful accounts	667,464	-
Loss on impairment of investments in receivables	699,229	137,192
Loss on debt restructuring	488,249	873,790
Interest income from amortization of revaluation allowance for debt restructuring	(461,150)	(90,352)
(Reversal) loss on impairment of properties foreclosed	(1,470)	6,398
Depreciation	1,446	1,592
Amortization of deferred charges	-	3,020
Reversal of loss on impairment of other assets	(5,465)	(2,358)
Gain on disposal of equipments	(1,009)	(556)
Increase in accrued interest receivables	(7)	-
(Decrease) increase in accrued interest payables	(3,540)	1,906
Decrease in other accrued expenses	(26,329)	(4,100)
Income from operations before changes in operating assets and liabilities	192,613	1,451,963
(Increase) decrease in operating assets		
Investments in receivables	1,189,004	1,382,431
Loans, accounts receivable and accrued interest receivables	468,229	-
Properties foreclosed	879,301	283,467
Other assets	(4,515)	5,549
Increase in operating liabilities		
Other liabilities	29,281	9,570
Net Cash Provided by Operating Activities	2,753,913	3,132,980
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	6,1897	39,236
Proceeds from disposal of equipments	1,291	1,043
Purchases of investments	(5,877)	-
Purchases of equipment	(6)	(196)
Net Cash Provided by Investing Activities	1,595	40,083

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For the Nine-Month Periods Ended September 30, 2003 and 2002

(Unaudited)

(Reviewed)

	Thousand Baht	
	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings from bank	(2,770,000)	(3,210,000)
Net Cash Used in Financing Activities	(2,770,000)	(3,210,000)
Net decrease in cash and cash equivalents	(14,492)	(36,937)
Cash and cash equivalents at beginning of the period	153,063	105,154
Cash and cash equivalents at the end of the period	138,571	68,217
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	126,505	236,310
Income tax	8,277	2,793

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Thousand Baht	
	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
ASSETS		
Cash in hand and at bank	298,840	127,937
Other current assets	4,604	6,203
Properties foreclosed – net	713,793	854,701
Premises and equipment – net	363,912	381,363
Other assets	122	129
Total Assets	1,381,271	1,370,333
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	20,617	10,002
Shareholders' equity	1,360,654	1,360,331
Total Liabilities and Shareholders' Equity	1,381,271	1,370,333

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Thousand Baht			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Revenues	16,274	9,093	34,031	30,683
Expenses	16,994	8,314	34,130	25,207
Net (loss) income	(720)	779	(99)	5,476
(Loss) earnings per share (Baht)	(0.04)	0.04	0.00	0.27

Kasikorn Asset Management Company Limited

(Formerly :Thai Farmers Asset Management Company Limited)

Condensed Balance Sheets

	Thousand Baht	
	September 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
	(Reviewd)	
ASSETS		
Cash and cash equivalents	95,192	75,900
Investments – net	489,772	584,648
Fee receivables	65,392	62,748
Properties foreclosed – net	1,373	1,373
Premises and equipment – net	180,937	185,614
Other assets	416,354	453,683
Total Assets	1,249,020	1,363,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	51,576	67,205
Shareholders' Equity	1,197,444	1,296,761
Total Liabilities and Shareholders' Equity	1,249,020	1,363,966

Kasikorn Asset Management Company Limited

(Formerly :Thai Farmers Asset Management Company Limited)

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Thousand Baht			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Revenues	122,640	99,010	326,916	325,866
Expenses	94,888	80,861	260,592	251,600
Net income	27,752	18,149	66,324	74,266
Earnings per share (Baht)	1.02	0.66	2.44	2.73

Kasikorn Factoring Company Limited

(Formerly: Thai Farmers Heller Factoring Company Limited)

Condensed Balance Sheets

	Thousand Baht	
	September 30, 2003 (Unaudited) (Reviewed)	December 31, 2002 (Audited)
ASSETS		
Current Assets		
Cash in hand and at banks	8,740	19,551
Current portion of factoring receivables – net	1,769,248	1,730,818
Current portion of finance lease receivables - net	162,555	191,272
Current portion of hire purchases receivables – net	-	987
Other current assets	13,512	19,231
Non-Current Assets		
Finance lease receivables – net	131,729	194,800
Other non-current assets	38,805	11,629
Total Assets	2,124,589	2,168,288
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Loans from banks	955,000	1,520,000
Accounts payable	8,594	3,107
Current portion of factoring payables	395,836	350,743
Other liabilities	477,013	75,285
Shareholders' Equity	288,146	219,153
Total Liabilities and Shareholders' Equity	2,124,589	2,168,288

Kasikorn Factoring Company Limited

(Formerly: Thai Farmers Heller Factoring Company Limited)

Condensed Statements of Income

(Unaudited)

	Thousand Baht			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
	(Reviewed)	(Unreviewed)	(Reviewed)	(Unreviewed)
Revenues	53,489	50,501	156,714	138,008
Expenses	38,313	36,689	113,778	101,917
Net income	15,176	13,812	42,936	36,091
Earnings per share (Baht)	9.49	8.64	26.84	22.56

The summary of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements are as follows :

(Million Baht)

	Balance Sheets					
	September 30, 2003 (Unaudited) (Reviewed)			December 31, 2002 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kasikorn Research Center Co., Ltd.	23	1	22	36	1	35
Kanpai Co., Ltd.	88	26	62	82	33	49
Progress Plus Co., Ltd.	46	24	22	46	34	12
Progress Facilities Management Co., Ltd.	16	3	13	11	2	9
Progress Services Co., Ltd.	16	2	14	7	2	5
Progress Management Co., Ltd.	17	7	10	14	4	10
Progress Storage Co., Ltd.	10	1	9	4	-	4
Progress Appraisal Co., Ltd.	76	12	64	55	7	48
Progress Software Co., Ltd.	63	10	53	58	8	50
Thai Administration Services Co., Ltd.	137	19	118	151	31	120
	492	105	387	464	122	342

(Million Baht)

Statements of Income

For the Three-Month Periods Ended September 30,

(Unaudited)

(Reviewed)

	2003				2002			
	Revenues	Expenses	Net Income	Earnings per Share(Baht)	Revenues	Expenses	Net Income	Earnings (Loss) per Share(Baht)
Kasikorn Research Center Co., Ltd.	11	10	1	7.46	9	9	-	(0.45)
Kanpai Co., Ltd.	39	31	8	36.99	29	26	3	16.24
Progress Plus Co., Ltd.	116	112	4	20.73	51	49	2	5.68
Progress Facilities Management Co., Ltd.	13	12	1	16.57	44	43	1	8.95
Progress Services Co., Ltd.	34	31	3	138.25	23	23	-	13.28
Progress Management Co., Ltd.	8	8	-	4.62	6	6	-	(0.91)
Progress Storage Co., Ltd.	5	3	2	56.00	2	2	-	(5.25)
Progress Appraisal Co., Ltd.	36	28	8	1,482.07	30	24	6	1,364.22
Progress Software Co., Ltd.	19	17	2	17.10	19	16	3	33.85
Thai Administration Services Co., Ltd.	23	20	3	0.39	24	14	10	1.02
	304	272	32		237	212	25	

(Million Baht)

Statements of Income

For the Nine-Month Periods Ended September 30,

(Unaudited)

(Reviewed)

	2003				2002			
	Revenues	Expenses	Net Income	Earnings Per Share(Baht)	Revenues	Expenses	Net Income	Earnings (Loss) per Share(Baht)
Kasikorn Research Center Co., Ltd.	38	34	4	39.89	29	30	(1)	(6.85)
Kanpai Co., Ltd.	115	99	16	78.36	87	78	9	44.72
Progress Plus Co., Ltd.	272	260	12	53.73	134	130	4	15.25
Progress Facilities Management Co., Ltd.	40	36	4	79.92	134	133	1	32.93
Progress Services Co., Ltd.	99	90	9	437.09	70	70	-	2.01
Progress Management Co., Ltd.	23	22	1	15.00	16	15	1	16.16
Progress Storage Co., Ltd.	14	9	5	164.22	2	2	-	(10.57)
Progress Appraisal Co., Ltd.	88	71	17	3,344.94	66	56	10	1,924.94
Progress Software Co., Ltd.	68	55	13	129.82	64	50	14	136.60
Thai Administration Services Co., Ltd.	65	49	16	1.65	64	36	28	2.85
	822	725	97		666	600	66	

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status consisted of:

(Million Baht)

	Consolidated			
	September 30, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	401,364	126,191	1	4,014
Special Mention	15,828	3,365	2	317
Sub-Standard	5,019	1,197	20	239
Doubtful	9,014	2,368	50	1,184
Loss	94,395	39,882	100	39,882
Allowance established in excess of BOT regulations	-	-		18,380
	525,620	173,003		64,016
Kasikorn Factoring Co.,Ltd.	1,684	1,640		72
Unearned discounts received in advance	(150)	(150)		-
Total	527,154	174,493		64,088

(Million Baht)

	Consolidated			
	December 31, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	372,216	97,040	1	3,722
Special Mention	12,415	1,776	2	248
Sub-Standard	4,498	1,272	20	255
Doubtful	12,032	3,988	50	1,994
Loss	108,627	43,983	100	43,983
Allowance established in excess of BOT regulations	-	-		26,748
	509,788	148,059		76,950
Unearned discounts received in advance	(175)	(175)		
Total	509,613	147,884		

(Million Baht)

	The Bank			
	September 30, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	412,657	143,255	1	4,127
Special Mention	14,619	2,817	2	292
Sub-Standard	5,019	1,197	20	239
Doubtful	9,014	2,368	50	1,184
Loss	65,241	26,700	100	26,700
Allowance established in excess of BOT regulations	-	-		13,630
	506,550	176,337		46,172
Unearned discounts received in advance	(150)	(150)		
Total	506,400	176,187		

(Million Baht)

	The Bank			
	December 31, 2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	395,069	124,640	1	3,950
Special Mention	11,456	1,667	2	229
Sub-Standard	4,498	1,272	20	255
Doubtful	12,032	3,988	50	1,994
Loss	75,579	28,606	100	28,606
Allowance established in excess of BOT regulations	-	-		19,886
	498,634	160,173		54,920
Unearned discounts received in advance	(175)	(175)		
Total	498,459	159,998		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, non- performing loans (NPL) is redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines including fully - provisioned loss loans which were previously written - off and effective for the financial statements ended December 31, 2002.

Non-performing loans (including financial institutions) based on the above directive were summarized as follows:

(Million Baht)

	September 30, 2003			
	The Bank	Phethai - AMC (Original principals)	Ploy - AMC	The Bank and AMC
Non-performing loans	79,495	26,443	1,549	107,487
Total loans used for NPL ratio calculation [1]	507,806	32,455	9,073	525,284
Percentage of total loans	15.65	81.48	17.07	20.46

(Million Baht)

	December 31, 2002		
	The Bank	Phethai - AMC (Original principals)	The Bank and AMC
Non-performing loans	92,482	31,581	124,063
Total loans used for NPL ratio calculation [1]	500,890	38,898	510,568
Percentage of total loans	18.46	81.19	24.30

[1]Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	September 30, 2003				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	125,461	32,455	9,073	61	167,050
Total loans used for ratio calculation	507,806	32,455	9,073	1,684	526,968
Percentage of total loans	24.71	100.00	100.00	3.62	31.70

(Million Baht)

	The Bank	December 31, 2002 Phethai - AMC (Original principals)	The Bank and Subsidiaries
Non-accrual loans	146,714	38,898	185,612
Percentage of total loans	29.29	100.00	36.35

Loans to listed companies which meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	September 30, 2003			December 31, 2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,513	633	65	1,875	1,174	504

(Million Baht)

	The Bank					
	September 30, 2003			Dcember 31, 2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,494	534	50	1,834	1,073	483

The outstanding balances of loans to the Bank's wholly owned subsidiaries are as follows:

(Million Baht)

	September 30, 2003			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	13,500
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	9,600
Kasikorn Factoring Co., Ltd.	Bills	2-6 Months	Money market Rate+2%	550
	Loans	3 Years	Fixed Rate	400

(Million Baht)

	December 31, 2002			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	12,370

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price does not exceed the book value of credits extend, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The note will bear interest equal to the weighted average of deposit rates of five major banks, which will be paid at the end of each year by means of a non-transferable, extendable 1-year promissory notes, guaranteed by FIDF. The rights to these notes and the receive notes are included within investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree on the Thai Assets Management Corporation, (B.E.2544), and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of gain or loss sharing. In the case of profit, the first portion of profits up to 20% of transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For the nine-month period ended September 30, 2003 and 2002 the Bank transferred to TAMC sub-quality assets relating to 10 borrowers and 43 borrowers with a gross book value (as of their transfer dates) of Baht 120 million and Baht 2,199 million, respectively (up to September 30, 2003 totaling Baht 14,506 million). The estimated total transfer price was Baht 62 million and Baht 794 million (up to September 30, 2003 totaling Baht 10,171 million). As of September 30, 2003, the Bank received promissory notes from TAMC of Baht 10,055 million and TAMC is examining the remaining assets of Baht 116 million and will confirm the transfer price in order to issue the note to the Bank within the aforementioned timeframe.

7 TROUBLED DEBT RESTRUCTURING

For the nine-month periods ended September 30, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2003		2002		2003		2002	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	4,814	31,483	2,974	13,627	4,235	24,653	2,474	8,514
Debt restructuring contracts that incurred no losses	13,272	28,675	19,088	39,049	12,858	25,818	16,811	32,407
Total	18,086	60,158	22,062	52,676	17,093	50,471	19,285	40,921

The following are debtors that resulted in losses on debt restructuring for the nine-month periods ended September 30,

(Million Baht)

	Consolidated September 30, 2003					
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	4,036	18,040	-	Cash, land, premises and investments	11,900	6140
Changes of repayment conditions	572	10,362	9,294	-	-	2,527
Debt restructuring in various forms	206	3,081	1,566	Cash, land, premises and investments	1,202	746
Total	4,814	31,483	10,860		13,102	9,413

(Million Baht)

		Consolidated September 30, 2002				
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	2,526	5,164	-	Cash, land, premises and investments	3,341	1,823
Changes of repayment conditions	399	4,899	4,483	-	-	939
Debt restructuring in various forms	49	3,564	1,891	Cash, land, premises and investments	918	1,354
Total	2,974	13,627	6,374		4,259	4,116

(Million Baht)

		Consolidated September 30, 2002				
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	3,867	16,337	-	Cash, land, premises and investments	10,560	5,777
Changes of repayment conditions	172	5,487	5,025	-		1,685
Debt restructuring in various forms	196	2,829	1,515	Cash, land, premises and investments	1,113	633
Total	4,235	24,653	6,540		11,673	8,095

(Million Baht)

	The Bank					
	September 30, 2002					
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	2,257	4,276	-	Cash, land, premises and investments		1,652
Changes of repayment conditions	190	2,249	2,224	-	-	284
Debt restructuring in various forms	27	1,989	1,283	Cash, land, premises and investments	456	746
Total	2,474	8,514	3,507		3,080	2,682

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using present value of future cash flows discounted with market rate.

Terms of debt restructuring agreements of debtors which restructured by changing repayment conditions and restructured in various forms that resulted in losses on debt restructuring during the nine-month periods ended September 30, are as follows:

(Million Baht)

	The Bank							
	2003				2002			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	335	3,411	2,328	1,616	157	1,641	925	763
5 to 10 years	19	1,169	489	486	28	497	482	448
Over 10 years	14	3,736	3,723	3,701	32	2,100	2,100	2,051
Total	368	8,316	6,540	5,803	217	4,238	3,507	3,262

(Million Baht)

	2003							
	Phethai – AMC				Ploy - AMC			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	107	1,705	1,379	502	29	1,275	1,125	559
5 to 10 years	54	743	527	448	6	161	161	245
Over 10 years	202	937	823	641	12	305	305	1,057
Total	363	3,385	2,729	1,591	47	1,741	1,591	1,861

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Debt restructuring contracts that incurred losses	944	343	2,239	1,086

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Debt restructuring contracts that incurred losses	322	217	995	758

As of September 30, 2003 and December 31, 2002, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	116	109

As of September 30, 2003 and December 31, 2002, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	9,255	5,711	5,803	3,235
Debt restructuring contracts that incurred no losses	21,475	30,716	18,794	28,270
Total	30,730	36,427	24,597	31,505

As of September 30, 2003 and December 31, 2002, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Debt restructuring contracts that incurred losses	24,743	20,546	21,272	18,128
Debt restructuring contracts that incurred no losses	66,920	81,698	56,325	73,877
Total	91,663	102,244	77,597	92,005

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year are as follows:

(Million Baht)

Consolidated

September 30, 2003

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	3,722	248	255	1,994	43,983	26,748	76,950
Transferred from investments in receivables	40	9	-	-	301	240	590
Doubtful accounts (reversal)	252	60	(16)	(810)	(19)	(8,656)	(9,189)
Bad debts recovered	-	-	-	-	1,229	-	1,229
Bad debts written off	-	-	-	-	(6,094)	-	(6,094)
Allowance for loans transferred to TAMC	-	-	-	-	(59)	-	(59)
Others	-	-	-	-	541	48	589
Balance at ended of the period	4,014	317	239	1,184	39,882	18,380	64,016
Kasikorn Factoring Co.,Ltd							72
Total							64,088

(Million Baht)

Consolidated

December 31, 2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,562	223	685	3,411	17,798	25,647	51,326
Doubtful accounts (reversal)	160	25	(430)	(1,417)	(2,920)	1,101	(3,481)
Bad debts recovered	-	-	-	-	10,525	-	10,525
Bad debts written off	-	-	-	-	(4,570)	-	(4,570)
Reversal based on BoT policy	-	-	-	-	25,686	-	25,686
Allowances for loans transferred to TAMC	-	-	-	-	(1,418)	-	(1,418)
Others	-	-	-	-	(1,118)	-	(1,118)
Balance at ended of the year	3,722	248	255	1,994	43,983	26,748	76,950

(Million Baht)

The Bank

September 30, 2003

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	3,950	229	255	1,994	28,606	19,886	54,920
Doubtful accounts (reversal)	177	63	(16)	(810)	(773)	(6,256)	(7,615)
Bad debt recovered	-	-	-	-	1,229	-	1,229
Bad debt written off	-	-	-	-	(2,249)	-	(2,249)
Allowance for loans transferred to TAMC	-	-	-	-	(59)		(59)
Others	-	-	-	-	(54)	-	(54)
Balance at ended of the period	4,127	292	239	1,184	26,700	13,630	46,172

(Million Baht)

	The Bank December 31, 2002						
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,828	204	647	3,410	-	16,912	25,001
Doubtful accounts (reversals)	122	25	(392)	(1,416)	(5,039)	2,974	(3,726)
Bad debts recovered	-	-	-	-	10,525	-	10,525
Bad debts written off	-	-	-	-	(1,193)	-	(1,193)
Reversal based on BoT policy	-	-	-	-	25,686	-	25,686
Allowances for loans sold to TAMC	-	-	-	-	(1,418)	-	(1,418)
Others	-	-	-	-	45	-	45
Balance at ended of the year	3,950	229	255	1,994	28,606	19,886	54,920

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Balance at beginning of the period/year	2,755	3,781	2,647	3,699
Addition (reversal)	3,430	(393)	1,666	(625)
Change of classification	885	-	-	-
Amortization	(1,559)	(633)	(571)	(427)
Balance at end of the period/year	5,511	2,755	3,742	2,647

10 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the period/year were as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2003	December 31, 2002
Balance at beginning of the period/year	800	-
Addition	600	800
Balance at end of the period/year	1,400	800

11 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT's regulations, taking into account analysis of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	September 30, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	405,193	-	58	405,251
Special Mention	-	15,828	-	-	15,828
Sub-Standard	-	5,019	-	-	5,019
Doubtful	-	9,041	-	-	9,041
Loss	6,106	95,018	1,713	1,530	104,367
Total	6,106	530,099	1,713	1,588	539,506

(Million Baht)

	Consolidated				
	December 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	375,755	-	9	375,764
Special Mention	-	12,415	-	-	12,415
Sub-Standard	-	4,498	-	-	4,498
Doubtful	-	12,032	-	-	12,032
Loss	6,957	109,280	2,024	1,553	119,814
Total	6,957	513,980	2,024	1,562	524,523

Ar

(Million Baht)

	The Bank September 30, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	414,864	-	-	414,864
Special Mention	-	14,619	-	-	14,619
Sub-Standard	-	5,019	-	-	5,019
Doubtful	-	9,014	-	-	9,014
Loss	4,073	65,828	1,501	1,361	72,763
Total	4,073	509,344	1,501	1,361	516,279

(Million Baht)

	The Bank December 31, 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	398,652	-	-	398,652
Special Mention	-	11,456	-	-	11,456
Sub-Standard	-	4,498	-	-	4,498
Doubtful	-	12,032	-	-	12,032
Loss	4,843	76,188	1,829	1,294	84,154
Total	4,843	502,826	1,829	1,294	510,792

12 DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets consisted of:

	(Million Baht)	
	Consolidated	
	September 30, 2003	December 31, 2002
Allowance for impairment of investments	13	13
Allowance for impairment of buildings	1	1
Allowance for doubtful accounts	22	-
Adjustment from operating leases to financial leases	5	-
Total	41	14

Deferred tax liabilities consisted of:

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2003	December 31, 2002
Appraisal surplus	2,686	2,729
Revaluation surplus on investments	1,115	1,333
Total	3,801	4,062

13 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

	(Million Baht)	
	September 30, 2003	December 31, 2002
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	78,586	78,557
Legal reserves	800	800
Other reserves	26,675	26,675
Net loss after appropriation	(69,157)	(83,029)
Subordinated debentures cum preferred shares	19,967	19,967
Total Tier 1 Capital	56,871	42,970
Tier 2 Capital		
Surplus on land revaluation	4,177	4,192
Surplus on premises revaluation	1,490	1,550
Surplus on marketable equity securities revaluation	277	-
Provision for normal assets	3,799	3,758
Subordinated debentures	16,325	20,561
Total Tier 2 Capital	26,068	30,061
Total Capital Requirements	82,939	73,031

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier 1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank are as follows:

	Percentage	
	September 30, 2003	December 31, 2002
Total Capital Requirements	15.64	14.34
Tier 1 Capital	10.73	8.44

14 INCOME TAX

Income tax consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Current income tax expense	36	8	63	32
Deferred income tax expense relating to the origination and reversal of temporary difference	(16)	(34)	(43)	(80)
Income tax expense	20	(26)	20	(48)

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Current income tax expense	-	-	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(19)	(34)	(43)	(80)
Income tax expense	(19)	(34)	(43)	(80)

The Bank has deferred income tax which are transferred directly to shareholders' equity consisted of:

(Million Baht)

	Consolidated and The Bank			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Deferred income tax relating to appraisal surplus revaluation decreased	(19)	(14)	(43)	(51)
Deferred income tax relating to the change in value of investment increased (decreased)	(279)	256	(218)	229

15 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2003	December 31, 2002
Government bonds	5	5
State enterprise bonds	28	28
Total	33	33

The Bank has pledged these assets as collateral for electricity consumption and using as court collateral.

16 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	September 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Aval of bills	352	-	352	261	-	261
Letters of indemnity-						
Borrowings	5,205	51	5,256	140	6,190	6,330
Other guarantees	3,416	27,004	30,420	24,706	3,955	28,661
Letters of credit	598	8,296	8,894	380	8,496	8,876
Exchange rate agreements						
Purchase agreements	469	52,705	53,174	-	48,819	48,819
Sale agreements	472	169,466	169,938	324	172,211	172,535
Interest rate agreements						
Purchase agreements	-	15,914	15,914	-	11,559	11,559
Sale agreements	-	15,914	15,914	-	11,559	11,559
Unused credit line of						
Overdraft	106,916	-	106,916	103,353	-	103,353
Others	133	2,803	2,936	137	6,125	6,262
Total	117,561	292,153	409,714	129,301	268,914	398,215

(Million Baht)

	The Bank					
	September 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Aval of bills	352	-	352	261	-	261
Letters of indemnity-						
Borrowings	5,205	51	5,256	140	6,190	6,330
Other guarantees	3,416	26,956	30,372	24,706	3,955	28,661
Letters of credit	598	8,296	8,894	380	8,496	8,876
Exchange rate agreements						
Purchase agreements	469	52,705	53,174	-	48,819	48,819
Sale agreements	472	169,466	169,938	324	172,211	172,535
Interest rate agreements						
Purchase agreements	-	15,914	15,914	-	11,559	11,559
Sale agreements	-	15,914	15,914	-	11,559	11,559
Unused credit line of						
Overdraft	106,916	-	106,916	103,353	-	103,353
Others	133	2,803	2,936	137	6,125	6,262
Total	117,561	292,105	409,666	129,301	268,914	398,215

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 411 million and Baht 792 million as of September 30, 2003 and December 31, 2002, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

17 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, are summarized as follows:

(Million Baht)

	Consolidated			
	September 30, 2003		December 31, 2002	
	End of Period		End of Year	
	Loans	Contingencies	Loans	Contingencies
1. Executive officers	21	-	24	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	1,529	73	2,530	76
Total	1,550	73	2,554	76

(Million Baht)

	The Bank			
	September 30, 2003		December 31, 2002	
	End of Period		End of Year	
	Loans	Contingencies	Loans	Contingencies
1. Executive officers	21	-	24	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	25,586	76	31,750	76
Total	25,607	76	31,774	76

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding September 30, 2003	% Shareholding December 31, 2002	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	20.00%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.92%	99.92%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	September 30, 2003	December 31, 2002
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	16,850	20,600
Deductions	(3,350)	(3,750)
Ending balance	13,500	16,850
- Ploy Asset Management Co., Ltd.		
Beginning balance	12,370	16,380
Deductions	(2,770)	(4,010)
Ending balance	9,600	12,370
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	19	56
- Ploy Asset Management Co., Ltd.	4	8
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	153	322
- Ploy Asset Management Co., Ltd.	139	153

	(Million Baht)			
	The Bank			
	For the Three-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
Interest income	2003	2002	2003	2002
Subsidiary Companies				
- Phethai Asset Management Co., Ltd.	40	94	172	311
- Ploy Asset Management Co., Ltd.	31	72	123	238

Loans to Phethai Asset Management Company Limited is 3-month bills with interest rate equals to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of September 30, 2003 and December 31, 2002, the pledged deposits are Baht 153 million and Baht 322 million, respectively.

Loans to Ploy Asset Management Company Limited is 3-month bills with interest rate equals to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of September 30, 2003 and December 31, 2002, the pledged deposits are Baht 139 million and Baht 153 million, respectively.

As of September 30, 2003 and December 31, 2002, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 135 million and Baht 169 million, respectively.

As of September 30, 2003 and December 31, 2002, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as normal loans, amounting to Baht 96 million and Baht 124 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business, are as follows:

1. Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	70	950	70
Associated Companies				
- E. S. Industry Co., Ltd.	325	325	325	325
(As a result of reversal of loans and allowance for doubtful accounts in 2002)				

(Million Baht)

	Consolidated		The Bank	
	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	16	31	16	31
- Progress Appraisal Co., Ltd.	25	21	25	21
- Progress Land and Buildings Co., Ltd.	-	-	300	128
- Progress Software Co., Ltd.	30	34	30	34
- Thai Administration Services Co., Ltd.	50	41	50	41
- Progress Services Co., Ltd.	11	1	11	1
- Kanpai Co., Ltd.	3	14	3	14
- Progress Plus Co., Ltd.	4	13	4	13
- Kasikorn Factoring Co., Ltd.	-	20	19	20
Associated Companies				
- Processing Center Co., Ltd.	47	19	47	19
Interbank and Money Market Items (Liabilities)				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	34	4
Associated Company				
- Merrill Lynch Phatra Securities Co., Ltd.	10	5	10	5
Other Liabilities				
Subsidiary Companies				
- Progress Appraisal Co., Ltd.	10	6	10	6
- Progress Software Co., Ltd.	24	20	24	20
- Progress Plus Co., Ltd.	17	16	17	16
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	35	50	35	50
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of September 30, 2003 and December 31, 2002, the Bank has rentals with remaining tenures amounting to Baht 1 Million and Baht 7 million, respectively.

2. Revenues and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended September 30,		For the Three-Month Periods Ended September 30,	
	2003	2002	2003	2002
Subsidiary Companies				
Revenues:				
Fee income	-	2	17	14
Expenses:				
Other expenses	256	174	256	174
Associated Companies				
Revenues:				
Dividend income	40	34	40	34
Expenses:				
Other expenses	12	9	12	9

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended September 30,		For the Nine-Month Periods Ended September 30,	
	2003	2002	2003	2002
Subsidiary Companies				
Revenues:				
Dividend income	25	-	143	65
Fee income	-	2	44	37
Expenses:				
Other expenses	697	492	697	492
Associated Companies				
Revenues:				
Dividend income	73	67	73	67
Expenses:				
Other expenses	34	43	34	43

3. Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2003	December 31, 2002
Loans		
- T T & T Public Co., Ltd.	2,451	2,557
- Siam Food Products Public Co.,Ltd.	4	51
- Jutha Maritime Public Co., Ltd.	10	10
- Indo Worth (Thailand) Ltd.	50	24
- Charoen Pokhaphand Feedmill Public Co., Ltd.	107	3
Deposits		
- Sermsuk Public Co., Ltd.	253	385
- Sermsuk Y.H.S. Beverage Co., Ltd.	13	16
- Com - Link Co., Ltd.	790	228
- Muang Thai Life Assurance Co., Ltd.	6	234
- Siam Food Products Public Co.,Ltd.	19	26
- Mitsubishi Elevator Asia Co., Ltd.	79	86
- Bangkok Glass Industry Co., Ltd.	50	65
- Thai British Security Printing Ltd.	37	36
- Punyariddhi Law Office Co.,Ltd.	10	15
- T T & T Public Co., Ltd.	2,186	1,419
- Muangthai Holding Co.,Ltd.	11	7
- Siam Motors Parts Co.,Ltd.	15	8
- Samart Corporation Public Company Limited	44	3
Contingencies		
- Dole Thailand Ltd.	88	87
- SermSuk Co., Ltd.	25	13
- Com - Link Co., Ltd.	59	59
- Thai British Security Printing Ltd.	27	21
- Siam Food Products Public Co.,Ltd.	16	17
- Yip in Tsoi & Jacks Ltd.	10	11
- Bangkok Glass Industry Co., Ltd	150	-

4. Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2003	December 31, 2002
Deposits	600	445

18 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals which are summarized as follows:

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	September 30, 2003	September 30, 2003
Land/building lease agreements	October 1, 2003 – October 17, 2027	378	378
Vehicle lease agreements	October 1, 2003 – August 31, 2007	447	425
Total		825	803

(Million Baht)

		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	September 30, 2003	September 30, 2003
Land/building lease agreements	January 1, 2003 – October 17, 2027	411	411
Vehicle lease agreements	January 1, 2003 – November 30, 2006	525	514
Total		936	925

2. Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which the service will be provided until December 31, 2012 and for which as of September 30, 2003 the Bank is committed to pay a total service fee of Baht 9,357 million.

19 CHANGE OF ACCOUNTING PROCEDURE OF THE ASSET MANAGEMENT SUBSIDIARIES

In the accounting period 2003, the asset management subsidiaries accounted for the transfer of financial assets from investment in receivables to loan, in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re : Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards, as follows ;

Investments in receivables, which were restructured, have been transferred to loans at the fair value on the transfer date, including the debtors restructured before the year 2003. The subsidiaries recognized interest income on loans on a cash basis in 2003, whereas previously they recognized interest income by the effective yield method.

The effects of the change in the accounting procedure of the asset management subsidiaries on the consolidated and separate financial statements are summarized as follows:

(Million Baht)

	Consolidated	The Bank
As of September 30, 2003		
Decrease in long-term investments - net	6,228	-
Increase in investment in subsidiaries and associated companies - net	-	2,758
Increase in loans - net	11,363	-

(Million Baht)

	Consolidated		The Bank	
For the period ended September 30, 2003	Three-Month	Nine-Month	Three-Month	Nine-Month
Decrease in interest income on loans	(608)	(790)	-	-
Decrease in interest income from investments	(377)	(761)	-	-
Decrease in bad debt and doubtful accounts	877	1,573	-	-
Increase in gain (loss) on transfer of financial assets	(214)	2,736	-	-
(Decrease) increase in share of profit from investments on equity method	-	-	(322)	2,758
(Decrease) increase in net income	(322)	2,758	(322)	2,758
(Decrease) increase in earnings per share	(0.14)	1.17	(0.14)	1.17

In accordance with the Bank of Thailand's notification, dated December 3, 2002, there is no requirement to apply this change in accounting procedure retroactively.

20 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial position and results of operations differentiated by domestic and overseas business were summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	September 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	801,074	17,698	818,772	(7,299)	811,473
Interbank and money market items - net (assets)	84,696	4,878	89,574	-	89,574
Investments – net	140,136	12,112	152,248	-	152,248
Loans	523,222	803	524,025	-	524,025
Deposits	690,165	73	690,238	-	690,238
Interbank and money market items (liabilities)	6,435	-	6,435	-	6,435
Borrowings	39,967	7,944	47,911	-	47,911
Contingencies	405,736	20,086	425,822	(16,108)	409,714

(Million Baht)

	Consolidated				
	September 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	749,056	26,112	775,168	(14,386)	760,782
Interbank and money market items - net (assets)	89,581	5,259	94,840	-	94,840
Investments – net	144,963	19,901	164,864	-	164,864
Loans	505,259	944	506,203	-	506,203
Deposits	651,315	78	651,393	-	651,393
Interbank and money market items (liabilities)	5,693	-	5,693	-	5,693
Borrowings	39,967	8,589	48,556	-	48,556
Contingencies	395,106	20,674	415,780	(17,565)	398,215

(Million Baht)

	The Bank September 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	800,706	17,698	818,404	(7,299)	811,105
Interbank and money market items - net (assets)	84,648	4,878	89,526	-	89,526
Investments – net	145,438	12,112	157,550	-	157,550
Loans	504,060	803	504,863	-	504,863
Deposits	690,809	73	690,882	-	690,882
Interbank and money market items (liabilities)	6,030	-	6,030	-	6,030
Borrowings	39,967	7,944	47,911	-	47,911
Contingencies	405,688	20,086	425,774	(16,108)	409,666

(Million Baht)

	The Bank December 31, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Total assets	748,976	26,112	775,088	(14,386)	760,702
Interbank and money market items - net (assets)	89,514	5,259	94,773	-	94,773
Investments – net	138,868	19,901	158,769	-	158,769
Loans	495,582	943	496,525	-	496,525
Deposits	651,922	78	652,000	-	652,000
Interbank and money market items (liabilities)	5,693	-	5,693	-	5,693
Borrowings	39,967	8,589	48,556	-	48,556
Contingencies	395,106	20,674	415,780	(17,565)	398,215

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended September 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,978	109	8,087	(43)	8,044
Interest expense	2,844	212	3,056	(43)	3,013
Net income (expense) from interest and dividend	5,134	(103)	5,031	-	5,031
Non-interest income	1,631	234	1,865	-	1,865
Non-interest expense	4,941	(1)	4,940	-	4,940
Income before income tax	1,824	132	1,956	-	1,956

(Million Baht)

	Consolidated				
	For the Three-Month Periods Ended September 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,195	191	9,386	(98)	9,288
Interest expense	4,146	284	4,430	(98)	4,332
Net income (expense) from interest and dividend	5,049	(93)	4,956	-	4,956
Non-interest income	1,476	145	1,621	-	1,621
Non-interest expense	4,685	33	4,718	-	4,718
Income before income tax	1,840	19	1,859	-	1,859

(Million Baht)

	The Bank				
	For the Three-Month Periods Ended September 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,472	109	7,581	(43)	7,538
Interest expense	2,840	212	3,052	(43)	3,009
Net income (expense) from interest and dividend	4,632	(103)	4,529	-	4,529
Non-interest income	1,539	234	1,773	-	1,773
Non-interest expense	4,394	(1)	4,393	-	4,393
Income before income tax	1,777	132	1,909	-	1,909

(Million Baht)

The Bank

For the Three-Month Periods Ended September 30, 2002

	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,279	191	8,470	(98)	8,372
Interest expense	4,146	284	4,430	(98)	4,332
Net income (expense) from interest and dividend	4,133	(93)	4,040	-	4,040
Non-interest income	1,791	145	1,936	-	1,936
Non-interest expense	4,097	33	4,130	-	4,130
Income before income tax	1,827	19	1,846	-	1,846

(Million Baht)

Consolidated

For the Nine-Month Periods Ended September 30, 2003

	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	24,432	426	24,858	(214)	24,644
Interest expense	9,804	733	10,537	(214)	10,323
Net income (expense) from interest and dividend	14,628	(307)	14,321	-	14,321
Non-interest income	10,673	990	11,663	-	11,663
Non-interest expense	13,070	64	13,134	-	13,134
Income before income tax	12,231	619	12,850	-	12,850

(Million Baht)

Consolidated

For the Nine-Month Periods Ended September 30, 2002

	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	26,871	645	27,516	(347)	27,169
Interest expense	12,733	957	13,690	(347)	13,343
Net income (expense) from interest and dividend	14,138	(312)	13,826	-	13,826
Non-interest income	6,163	479	6,642	(11)	6,631
Non-interest expense	14,731	44	14,775	(11)	14,764
Income before income tax	5,570	123	5,693	-	5,693

(Million Baht)

	The Bank				
	For the Nine-Month Periods Ended September 30, 2003				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	23,199	426	23,625	(214)	23,411
Interest expense	9,785	733	10,518	(214)	10,304
Net income (expense) from interest and dividend	13,414	(307)	13,107	-	13,107
Non-interest income	11,347	990	12,337	-	12,337
Non-interest expense	12,612	64	12,676	-	12,676
Income before income tax	12,149	619	12,768	-	12,768

(Million Baht)

	The Bank				
	For the Nine-Month Periods Ended September 30, 2002				
	Domestic Business	Overseas Business	Total	Eliminated Transactions	Total
Interest and dividend income	24,969	645	25,614	(347)	25,267
Interest expense	12,733	957	13,690	(347)	13,343
Net income (expense) from interest and dividend	12,236	(312)	11,924	-	11,924
Non-interest income	6,365	479	6,844	(11)	6,833
Non-interest expense	13,081	44	13,125	(11)	13,114
Income before income tax	5,520	123	5,643	-	5,643

21 SHARE CAPITAL

On July 11, 2003, the Bank registered the change of its paid-up share capital as a result from the increase in paid-up capital of 970,700 shares at Baht 10 par value, totaling Baht 9,707,000, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors). The Bank has total paid-up share capital of Baht 23,540,654,170, which consists of 2,353,518,072 ordinary shares and 547,345 class A preferred shares.

22 SUBSEQUENT EVENTS

The Board of Directors in its meeting on September 25, 2003 approved the issuance of the Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On October 16, 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. The Bank may redeem the debentures before the maturity, and upon approval of the Bank of Thailand which however shall be in accordance with terms and conditions as follows: (1) On the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) If the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) Any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for 1-5 years of 3.75 percent per annum and fixed interest rate for 6-10 years of 4.25 percent per annum. Interest will be payable quarterly.

The Board of Directors in its meeting on October 30, 2003, approved the early redemption of the Subordinated Debentures cum Preferred Shares of KASIKORNBANK PUBLIC COMPANY LIMITED No.1 Due upon Liquidation in the amount of Baht 19,999,986,300 and the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.2 Due A.D. 2006 in the amount of Baht 20,000,000,000 which will be proceeded on January 12, 2004, and to approve any actions pertaining to the Redemption of Instruments and the conversion of the Class A Preferred Shares into ordinary shares in accordance with the Bank's Articles of Association, Terms and Conditions of the Instruments, Agreements and relevant laws. The Bank has obtained approval from the Bank of Thailand to proceed with the early redemption of instruments, subject to conditions that the ratio of capital fund to risk assets of the Bank shall not thereby become lower than 9% and that the Bank must comply with the Bank of Thailand's relevant letter.

23 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the nine-month periods ended September 30, 2002 have been reclassified to conform with the presentation in the financial statements for the three-month and the nine-month periods ended September 30, 2003.